
WE ARE IO

ALEXANDRIA REAL ESTATE EQUITIES, INC. (NYSE: ARE), Landlord of Choice to the Life Science Industry,® is the largest owner and preeminent first-in-class international real estate investment trust focused principally on science-driven cluster formation through the ownership, operation, management, redevelopment, selective development and acquisition of properties containing technical environments, including office/laboratory space. Alexandria has a stellar ten-year operating and financial track record as a NYSE-listed company, ranked second out of all publicly traded REITs in total return performance, and had an approximate $6.1 billion total market capitalization as of December 31, 2007. Alexandria provides high-quality real estate, technical infrastructure, services and capital to the science and technology sectors with a special niche emphasis on the broad and diverse life science industry. Client tenants include institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, product, service, and translational entities, as well as government agencies. Alexandria's international operating platform is based on the principle of "clustering," with assets and operations located in key life science markets.

COVER: A dimensional expression of exponentiation

We ARE^{10}

IN CELEBRATION OF
ALEXANDRIA REAL ESTATE EQUITIES, INC.'S
TENTH ANNIVERSARY AS A PUBLICLY TRADED
REAL ESTATE INVESTMENT TRUST
ON THE NEW YORK STOCK EXCHANGE, WE
COMMEMORATE THE POWER OF TEN

THE CONCEPT OF EXPONENTIATION was first derived by Euclid, renowned as the "Father of Geometry," in Alexandria, Egypt, the scientific capital of the ancient world. As Alexandria is raised to the power of ten, our unrivalled proprietary business model, unique growth platform, and unparalleled performance are marked by consistent growth at a sustainable rate. Over the years, Alexandria has provided our client tenants with superior added value that goes far beyond our first-in-class real estate environments for the world's foremost scientific minds. The unsurpassed competitive advantage of our dominant brand is derived from a synergy of collaborative strategic locations, cutting-edge science and technology, and a vibrant network of leading national and international talent, coupled with smart capital and highly talented entrepreneurs. These talented people enable ground-breaking research to be translated into novel commercial products that substantially improve the human condition. This "X Factor," firmly embedded in the DNA of our company, continues to propel Alexandria and fosters an enriched environment of people and ideas where innovation ignites tangible results that enhance the greater good in our global community. Alexandria provides more than world-class space and services. We are a strategically positioned national and international network of some of the world's most important pioneers and visionaries. We are dedicated to an exceptional and consistent track record and are passionate about improving the world in which we live. It is with great pride that we reflect on the tremendous accomplishments of our first ten years and look with confidence toward continued outstanding achievements in the future.

Total return performance reflects the performance of Alexandria Real Estate Equities, Inc., compared to NAREIT All Equity, Russell 2000, and S&P 500 indices (total return performance from IPO on May 28, 1997 to December 31, 2007, assuming the reinvestment of all dividends).



ARE: 711%
NAREIT: 223%
RUSSELL 2000: 130%
S&P 500: 105%

WE WERE HONORED AND PROUD to have rung the opening bell at the New York Stock Exchange on July 17, 2007 to celebrate our tenth anniversary as a NYSE-listed company. 2007 represented a momentous milestone year as Alexandria posted one of the very best financial performances of all equity REITs from our initial public offering ("IPO") on May 28, 1997 through December 31, 2007. This is truly a stellar accomplishment, and we salute our team for this achievement. 2007 also marked the successful international extension of our proprietary operating platform, giving the company and its shareholders important exposure to large and significant markets in Asia and Europe. Also in 2007, our principal founder and visionary, Dr. Jerry M. Sudarsky, retired as Chairman of the Board and was named Chairman Emeritus. It is fitting that on the anniversary of our tenth year as a publicly traded company we saw many of Jerry's hopes and dreams come to fruition.

Our imperatives for continued strong, consistent, and predictable growth include the following: (i) maintaining leading-edge innovation with respect to our proprietary operating platform and our continual pursuit to develop breakthrough ideas to meet our sector's evolving needs; (ii) driving our global franchise to serve the requirements of the global life science and technology sectors; (iii) continuing to work together to provide comprehensive solutions to our client tenants; and (iv) continuing to engage highly talented people to deliver incomparable results.

We manage Alexandria in an integrated manner with a long-term focus to create exceptional value and strong investment returns for all investor styles. We are convinced that this is the best way to run our business. Our international brand is powerful, relevant, and impactful to our broad and diverse life science constituency, whom we deeply respect and consider an integral part of our team. As we have stated before, our culture is defined by unparalleled excellence, earnest service, cutting-edge creativity and innovation, interdependent teamwork, mutual respect, responsibility, and unwavering integrity. At Alexandria, we define success by what we accomplish as much as by who we are and what we stand for. Our passion to excel is distinct, and our commitment to quality is as consistent as it is remarkable.

We are extremely gratified by our outstanding operating and financial performance this past year, as we were one of only two office REITs to post a positive total return. We remain highly focused on delivering long-term and sustainable shareholder value while carefully and prudently allocating capital to fund financially attractive investments that can drive future growth and provide superior returns over time. 2007 was our watershed tenth anniversary. We have set the stage for continued strengthening of our preeminent asset base by building a world-class pipeline of development opportunities in some of the most important science clusters worldwide. We have also enhanced and broadened our brand on a global basis during this past year.

Our intense efforts to maintain a strong and flexible balance sheet will continue to enable us to take advantage of significant opportunities based on our superior execution capabilities. We do not take our leadership for granted. We live in a challenging and dynamic economic environment. It is imperative to apply operational and financial discipline to manage costs carefully.

Our focus is clear, our expertise and experience in both the real estate and life science industries are unparalleled, and our unique and highly focused strategy is diligently crafted and executed. During 2007, and continuously every quarter since our IPO, Alexandria has reported consistent, stable, and solid growth in funds from operations per share (diluted). This growth has been driven by the successful day-to-day execution of our differentiated proprietary strategy, multi-faceted business model, and highly efficient strategic operating platform focused on our key life science cluster markets.

During 2007, we raised our quarterly cash dividend per common share approximately 5.4%. This increase reflects our policy to seek managed growth in dividends while retaining a significant level of free cash flow. Additionally, our dividend payout ratio remained among the industry's lowest at approximately 53.9% as of December 31, 2007. Our low payout ratio will provide both near-term and long-term opportunities for future growth in dividends to our fellow shareholders.

We have been able to generate a compounded annual growth rate (from IPO through December 31, 2007) of approximately 21.8% in total investment return (assuming reinvestment of all dividends), approximately 33.1% in total assets, approximately 33.0% in total market capitalization, and approximately 23.2% in funds from operations, demonstrating one of the real estate industry's absolute top growth rates. Other key financial metrics included our total shareholder return (assuming reinvestment of all dividends) from our IPO through December 31, 2007, which approximated 711%. This stellar total return vastly outperformed the NAREIT All Equity REIT Index, which increased approximately 223%, the Russell 2000 Index, which increased approximately 130%, and the S&P 500 Index, which increased approximately 105%. These are truly outstanding accomplishments by any measure, achieved during challenging and varying economic cycles.

The Life Science Industry and Our Client Tenant Base

2007 was a transitional year for the life science industry. Multinational pharmaceutical companies announced significant restructuring and leadership changes to build better, more cost-effective organizations, while U.S. biotechnology companies raised a record $30 billion in public and private financing. We also witnessed a significant increase in merger and acquisition transactions and partnering transactions among and between pharmaceutical and biotechnology companies.

To maintain competitiveness in the global markets and streamline operations, multinational pharmaceutical companies announced strategic leadership changes and a record number of layoffs in 2007. In addition, many pharmaceutical companies are outsourcing some manufacturing and research and development programs to Asia. As they strive to cut costs, pharmaceutical companies are strategically diversifying into biologics and generics to fill their product pipelines while continuing to substantially invest to strengthen their portfolio of products.

In 2007, biotechnology companies benefited from an increased appetite for promising biologic products and technologies, with a record of over $50 billion raised in merger and acquisition and partnering transactions. Several of Alexandria's client tenants were acquired by major pharmaceutical and larger biotechnology companies at significant premiums, including the $15.6 billion acquisition of MedImmune, Inc. by AstraZeneca PLC. Industry observers are anticipating similar acquisition trends for at least the next few years.

Our client tenant base is the most exceptional and notable it has ever been with Novartis AG, one of the world's leading pharmaceutical companies, as our largest client tenant, followed by GlaxoSmithKline plc and the United States Government. The strength and diversity of our client tenants, coupled with their average remaining lease terms of approximately 7.5 years, provide Alexandria with long-term quality cash flow. These combined attributes should enable continued growth during today's challenging economic times.

Entry Into Europe and Asia

In 2007, Alexandria entered the global arena, announcing projects in both Europe and Asia. Alexandria's international operating platform is based on the principle of "clustering," with assets and operations strategically located in key life science hub markets. Our strategy for international expansion is similar to our proven, highly successful model in North America — to produce substantial returns by playing a key development role and investing in the most important life science, technology convergence and innovation projects worldwide. Our business model is to create and grow life science clusters in locations with leading academic, medical, and research institutions, as well as a strong talent pool and a smart capital base. We look for all of these attributes when entering a new market.

2007 marked a global momentum shift for Alexandria as we extended our world-class platform into the important Asian market with the initial development of our first life science and technology center in South China. This two-building, 280,000 square foot complex will attract the globally mobile medical device and technology sectors to the region and meet robust demand from technology companies comprising assembly, manufacturing, and research and development. Alexandria's first development in China represents a major migration of our preeminent business platform to Asia and evidences the worldwide acceptance of the value proposition of our unique niche, which we created.

Scottish Enterprise, the principal economic development agency of Scotland, selected Alexandria as its development partner for the Edinburgh BioQuarter, a world-class life science and technology cluster in Edinburgh, Scotland, where Alexandria plans to develop up to 1.4 million square feet of academic, institutional, and commercial life science and technology space. Alexandria's unequaled reputation for life science cluster development, combined with Scotland's globally renowned tradition of leading-edge science, will act as a magnet for the world's foremost scientists, researchers, and technology companies. Working in a strategic alliance with Scottish Enterprise, the City of Edinburgh, the National Health Service, and the University of Edinburgh, Alexandria will capitalize on the strong existing life science infrastructure to create a preeminent destination that will connect Scotland and the United Kingdom to the world's most critical life science markets.

Given our first-in-class global status and credibility in the life science industry, we are in a position to consider many opportunities to acquire or develop significant projects in new regions. As has been demonstrated through our performance over the past decade, we are very selective about where we commit our resources and attach our global brand. The positive market reaction to our international efforts heralds the arrival of Alexandria as an internationally known, dominant brand, with the ability to not only earn solid returns from providing world-class space but to also assist new innovation clusters, increasing the level of collaboration, communication, and ultimately commercialization in the scientific space across Alexandria's global network. Our success in pursuing these projects and in creating these new clusters further reinforces space and services in our niche and provides high-profile opportunities to express our strength on a global stage, earning credibility with new markets and laying the foundation to further propel the company into the future.

Operational Review and Financial Highlights

Once again, and for every quarter as a publicly traded company, our full-year growth in GAAP net operating income for our static pool of "same properties" has been positive, approximating 3.7%, and cash net operating income for these properties has grown approximately 6.5%. These internal growth metrics represent broad-based solid performance in our markets. Contributing to this growth is the fact that approximately 94% of our leases have annual rental rate increases, generally with minimum annual increases approximating 3%+. Rental rate increases on the rollover of leases in our asset base, which have been positive every year as a publicly traded company, approximated 9.8% on a GAAP basis, driving our internal core growth. 2007 was the most active leasing year in the company's history. We signed a total of 136 leases for approximately 1,583,000 rentable square feet of space, averaging consistent rental rate increases. As of December 31, 2007, we reported total occupancy of approximately 93.8%, excluding our properties undergoing redevelopment.

At year-end, we had 16 properties in our *value-creation redevelopment pipeline*, comprising a total of approximately 775,000 square feet or approximately 6% of total square footage. We have also identified approximately 1.8 million square feet of additional redevelopment opportunities embedded in our existing assets for future permanent change in use.

In addition, at year-end, our crown jewel development land bank together with expansion opportunities embedded in our asset base approximated 8.7 million square feet. During 2007, we also benefited from our highly focused external growth, adding approximately 1.5 million square feet to our asset base. Our external growth strategies, geted our key life science cluster markets as we continued to expand, strengthen, and enhance our strategic franchise.

In a very cost-conscious environment, we have continued to focus on effectively controlling the costs of our operations, to both maintain our high operating margins, which approximated a very healthy 75% during 2007, and sustain strong year-end interest and fixed charge coverage ratios of 3.10 and 2.45, respectively.

During 2007, we sold three properties at a net gain. These sales reflect our program to critically evaluate the strategic value of all of our properties on an ongoing basis and sell certain properties when appropriate so that capital may be prudently recycled.

We continued to execute our strategy of maintaining a solid, conservative, flexible, and transparent capital structure. We have experienced solid growth while steadfastly maintaining balance sheet strength and flexibility. Funds from operations for the year 2007 was approximately $168 million on revenues of approximately $405 million. Our debt to total market capitalization at year-end approximated a conservative 45.1%. Alexandria raised in excess of $215 million of equity during 2007 and very successfully match funded the proceeds into accretive and/or significant value-added redevelopment and development opportunities. Additionally, in a very timely manner, we amended and increased our credit facilities to $1.9 billion (plus a $500 million accordion), which includes a $1.15 billion four-year revolving line of credit and a $750 million five-year term loan with better pricing and more favorable covenants *to the company*.

Dr. Jerry M. Sudarsky, our Visionary Founder

Dr. Jerry M. Sudarsky, principal founder of Alexandria, was born in 1918 in Russia, where he lived until he was two years old. His family lived in Berlin, Germany as well as London, England before moving to New York City. Jerry attended the University of Iowa from 1936 to 1939 on scholarship, where he was a pitcher on the baseball team. He briefly spent time with the Boston Red Sox in spring training before heading to the South Pacific during World War II. He graduated from Brooklyn Polytechnic University with a degree in chemical engineering and discovered his calling in the life science industry. In 1946, he founded his first company, Pacific Yeast Products, later named Bioferm Corporation. Today, it would be considered a biotechnology company, and it may be considered one of the first biotechnology companies in the world. Bioferm pioneered the production of Vitamin B-12 as well as created the first bio-insecticide products. He sold the company in 1960 and joined UNIDO, a division of the United Nations that concentrated on helping underdeveloped nations improve their industries. UNIDO sent Jerry to Israel, where he was responsible for creating Israel Chemical Industries, which is now the largest exporter in Israel. Jerry later served as Vice Chairman for companies such as Daylin, Inc. and Jacobs Engineering Group Inc. At Jacobs, Jerry struck up a pivotal partnership with Joseph Jacobs that would help create, found, and finance our company, considered by financial analysts to be one of the most successful REITs in the country.

In 1994, using his extensive experience in the design, engineering, construction, and operations of technical properties, Jerry founded Alexandria. Jerry's vision for the company persevered despite the reluctant investment community. In 1997, a little more than three years after its inception, Jerry, along with Joel Marcus, took Alexandria public on the New York Stock Exchange with fewer than ten employees and just twelve properties.

Jerry and his wife, Mildred, have donated time and money to worthy causes such as the Hebrew University, where they financed The Sudarsky Biochemistry Building and created The Sudarsky Center for Computational Biology, a center that is devoted to creating an innovative scientific research community emphasizing a multidisciplinary approach by interfacing biology and computer science. The Sudarsky's are also supporters of a number of major universities.

To mark Alexandria's tenth anniversary, we salute Jerry for his exceptional vision and express our deepest gratitude for his lasting positive impact on the company's continued success.

A Tradition of Service and Social Responsibility

We at Alexandria are passionately devoted to serving the larger community and improving the greater good of the world in which we live. In 2003, Alexandria launched Operation Outreach, a program created with the specific mission of assisting the families of deployed soldiers who demonstrated substantial need in the face of overwhelming adversity. Operation Outreach sustained great success in 2007 as Alexandria continued our commitment to bringing significant financial and personal aid to Navy, Army, and Marine soldiers who confront life-threatening challenges on a daily basis in order to protect and defend our way of life, while shouldering the considerable responsibility of supporting families at home.

One of our soldiers, a Marine with four children under the age of ten, after returning home in 2003 with injuries from a third deployment, was summoned for his fourth deployment to Iraq and was required to depart from family and other loved ones during the 2007 holiday season. In the wake of his absence, his wife and children were forced to cope with staggering financial and emotional burdens. Alexandria reached out to assist during this strenuous transition by offering a solid support mechanism and helping the family to alleviate their accrued debt so that they could better tackle the most basic practical needs on a day-to-day basis.

We are deeply moved by the enthusiastic letters and messages of gratitude we receive regularly from the families we have helped through Operation Outreach. It is rewarding to know that we have been able to make a positive contribution to their dedicated efforts on behalf of our country's freedom.

We are further compelled to extend our service to society by contributing to foundations whose goals are synonymous with the philosophy of our Operation Outreach mission, such as Doctors Without Borders, Fisher House™ Foundation, Intrepid Fallen Heroes Fund, Bob Hope Hollywood USO at LAX, and the Christopher and Dana Reeve Foundation. We are extremely humbled by the immense contributions these worthy causes make to society. We are profoundly thankful to play a small role in their remarkable effort to advance positive change in the world.

Alexandria was also fast to act in response to the Southern California fires that ravaged hundreds of thousands of acres during the Fall of 2007 by providing substantial assistance to those who were most affected by the natural diasaster. This tragedy hit particularly close to home, as our operational base in San Diego and many Alexandria employees were placed at risk. We are relieved and happy to report that none of our people were injured and our buildings were unharmed. Our thoughts are with those who were less fortunate as they continue to recover from the devastation.


JULY

Sustainable Building and Operational Practices

With environmental concerns at the forefront of our global awareness, Alexandria recognizes the green trend in real estate. We have positioned ourselves at the leading edge of innovative energy efficiency and sustainable building and operational practices. Our dedication to incorporating environmental best practices into our projects has been rewarded with the receipt of Silver Leadership in Energy and Environmental Design (LEED) certification by the U.S. Green Building Council for our build-to-suit property for an industry-leading biotechnology company located in South San Francisco, California. This building is one of the first office/laboratory facilities in the U.S. to have been certified in the LEED Core and Shell pilot program and the only Core and Shell office/laboratory project to have been LEED Silver certified in the State of California. From our company's inception, Alexandria has pioneered the development of office/laboratory space for the life science sector, and we are now dedicated to maintaining our leadership position as pioneers of a forward-thinking green initiative in our specialized niche.

The Next Decade

We enter our second decade as a publicly traded company with the confidence that comes from knowing that our business is well situated for continued solid and stable growth in the years ahead despite the current economic headwinds. We have carefully and successfully positioned the company to more than double in size in the coming years with our world-class national and international development pipeline.

The strength, stability, and integrity of our brand, with our dominant platform in North America, has enabled us to expand and operate at the center of global research, development, and the commercialization of crucially important life-saving human health care products, as well as continue to build an enviable roster of global client tenants. Our internal team is actively working together with our client tenants to ensure that Alexandria is the global brand for life science real estate leadership. We believe that our positive contributions to the life science industry in the 21st century will continue unabated.

All of us at Alexandria are fortunate to work in a dynamic sector with client tenants who expect and demand a great deal. There is no substitute for being held in high esteem by our client tenants, having a very clear understanding and appreciation of our role in their success, and maintaining perspective during varying economic cycles.

I am proud, honored, and humbled to lead the remarkable people of Alexandria as we embark upon our second decade of excellence. No matter what the conditions, our job is to perform in a superior fashion and maintain our unwavering commitments to our shareholders, client tenants and to our culture.

Joel S. Marcus

Joel S. Marcus
Chairman/Chief Executive Officer/
Co-Founder

WE ARE PIONEERS

JERRY M. SUDARSKY With the company's inception in 1994, our principal founder, Jerry M. Sudarsky, pioneered the creation of a revolutionary new market niche: real estate that caters specifically to the broad and diverse life science industry. Much like the beacon emanating from the ancient Alexandria lighthouse in Egypt, Jerry's vision and leadership have served as a guiding light of inspiration for us. The ingenuity of this tremendous individual sparked a vast international network that encompasses some of the world's top scientists, researchers, venture capitalists, entrepreneurs, innovative thinkers, and technological leaders, whose collaborations in Alexandria's world-class environments yield cutting-edge research and discoveries that improve lives around the globe. Upon his retirement from the Board of Directors in May 2007, Alexandria honored Jerry's exceptional contributions and service and awarded him the title of Chairman Emeritus. We are deeply grateful to this true visionary pioneer whose reach has continued to far exceed his grasp. Jerry is a magnanimous example of one man raised to the power of ten, illuminating the extraordinary potential of a single person to make an exponentially lasting and positive impact on our world.



WE ARE EXCEPT NAL

2007 MARKED AN EXCEPTIONAL YEAR FOR ALEXANDRIA as one of only two companies in the broad office sector to demonstrate positive stock price performance in 2007. With a total return performance of 711%, including reinvestment of all dividends from our IPO on May 28, 1997 to December 31, 2007, Alexandria is ranked second in total return performance of all publicly traded REITs. In addition, Alexandria was added to the S&P MidCap 400 Index.

As a result of our outstanding performance, Alexandria has received positive recognition in the press. An article in *Baseline* magazine ranked Alexandria second out of the 100 Smartest U.S. Companies, while *Forbes* published an article highlighting Alexandria as twelfth out of the 100 Most Trustworthy U.S. Companies based on a study by Audit Integrity on American companies that "showed the highest degree of accounting transparency and fair dealing to stakeholders." In an article from *The New York Times* titled "A Defensive Strategy for REIT Investors," Alexandria is cited on the Credit Suisse list, and in the *Barron's* article "Finding the Bargains In Global Real Estate," Alexandria is featured as a company "which has generated a return of 4.4% in a bad year (2007) in the U.S., has pioneered an interesting niche. And they have successfully exported their business model overseas; they are doing similar development in Scotland."

We continue to see consistent and solid same property growth, consistent and positive leasing activity, growth from redevelopment and develop-ment projects, all actively reflected in the sustainability of Alexandria's unique business model and our proven track record over the past ten years.

ALEXANDRIA DOMINATES, EXCELS, AND DELIVERS exceptional service and first-in-class environments in each and every one of our key life science markets. We have helped to establish and grow successful clusters and an extensive network of outstanding talent and entrepreneurship in the leading national regions of Eastern Massachusetts; New Jersey/Suburban Philadelphia; New York City; San Diego; San Francisco Bay; Seattle; Southeast; and Suburban Washington, D.C.


WE ARE




NATIONAL



ALEXANDRIA'S FLAGSHIP BUILDING, THE ALEXANDRIA CENTER FOR SCIENCE AND TECHNOLOGY AT MISSION BAY, located at 1700 Owens Street, is an approximately 157,000 square foot state-of-the-art office/laboratory multi-disciplinary facility adjacent to the University of California San Francisco's major life science research campus and future hospital site. Alexandria's anchor client tenant is an affiliate of Merck & Co., Inc. Increasingly, the impressive concentration of top scientists and researchers at Mission Bay has attracted key life science venture capital firms to establish a presence in this thriving cluster. As one of the nation's fastest growing centers for life science and technology, San Francisco Bay has the highest concentration of life science jobs in the country, is home to more than 580 life science companies, and has the greatest number of life science venture capitalists nationwide. We continue to develop our integral involvement in this leading cluster region as we expand our Mission Bay campus to meet the demands of a diversified set of future life science and technology client tenants.




SAN DIEGO










SOUTHEAST




EASTERN MASSACHUSETTS








NEW YORK CITY




WE ARE SUPERIOR

Sculpture by Jim Sanborn, commissioned by Alexandria. Located in front of the Alexandria Center for Science and Technology at Mission Bay.



To Fellow ALEXANDRIA Real Estate Equities, Inc. Owners:

Performance Graph

Alexandria Real Estate Equities, Inc. and Subsidiaries

THE FOLLOWING PERFORMANCE GRAPH compares the cumulative total return on our Common Stock over a five year period ending December 31, 2007, to the cumulative total return on the All Equity REIT Index prepared by the National Association of Real Estate Investment Trusts ("NAREIT"), the Russell 2000 Index and the S&P 500 Index. The graph assumes an investment of $100 in the Common Stock in each of the indices on December 31, 2002, and the reinvestment of all dividends. The return shown on the graph is not necessarily indicative of future performance.


$300
$250
$200
$150
$100
2002
2003
2004
2005
2006
2007
Alexandria Real Estate Equities, Inc.
NAREIT All Equity
Russell 2000
S&P 500

	As of December 31,					
	2002	2003	2004	2005	2006	2007
Alexandria Real Estate Equities, Inc.	$100.00	$142.27	$190.14	$213.26	$274.12	$286.26
NAREIT All Equity REIT Index	$100.00	$137.13	$180.44	$202.38	$273.34	$230.45
Russell 2000 Index	$100.00	$147.25	$174.24	$182.18	$215.64	$212.26
S&P 500 Index	$100.00	$128.68	$142.69	$149.70	$173.34	$182.87

Source: Research Data Group

The Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall the information in the graph be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into a filing.

Private Securities Litigation Reform Act of 1995 and Certifications

Alexandria Real Estate Equities, Inc. and Subsidiaries

Private Securities Litigation Reform Act of 1995

CERTAIN STATEMENTS made in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A number of important factors could cause actual results to differ materially from those set forth or contemplated in the forward-looking statements, including, but not limited to, those described in our Annual Report on Form 10-K. We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports publicly filed with the Securities and Exchange Commission for further discussion.

Certifications

OUR CHIEF EXECUTIVE OFFICER and Chief Financial Officer file certifications regarding the quality of our public disclosure with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as an exhibit to our 2007 Annual Report on Form 10-K that we have filed with the Securities and Exchange Commission.

We have filed with the New York Stock Exchange ("NYSE") the Certification of our Chief Executive Officer confirming that we have complied with the NYSE corporate governance listing standards.

Selected Financial Data

Alexandria Real Estate Equities, Inc. and Subsidiaries

THE FOLLOWING TABLE should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2007	2006	2005	2004	2003
OPERATING DATA:					
Total revenue	$ 405,360	$ 310,779	$ 231,606	$ 172,466	$ 148,369
Total expenses	316,529	239,629	174,427	119,860	107,343
Minority interest	3,669	2,287	634	-	-
Income from continuing operations	85,162	68,863	56,545	52,606	41,026
Income from discontinued operations, net	8,562	4,553	6,888	7,589	18,617
Net income	93,724	73,416	63,433	60,195	59,643
Dividends on preferred stock	12,020	16,090	16,090	12,595	8,898
Preferred stock redemption charge	2,799	-	-	1,876	-
Net income available to common stockholders	$ 78,905	$ 57,326	$ 47,343	$ 45,724	$ 50,745
Earnings per share — basic					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.37	$ 2.10	$ 1.93	$ 1.98	$ 1.69
Discontinued operations, net	0.29	0.18	0.33	0.39	0.98
Earnings per share — basic	$ 2.66	$ 2.28	$ 2.26	$ 2.37	$ 2.67
Earnings per share — diluted					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.34	$ 2.07	$ 1.90	$ 1.94	$ 1.67
Discontinued operations, net	0.29	0.18	0.32	0.39	0.97
Earnings per share — diluted	$ 2.63	$ 2.25	$ 2.22	$ 2.33	$ 2.64
Weighted average shares of common stock outstanding					
Basic	29,668,231	25,102,200	20,948,915	19,315,364	18,993,856
Diluted	30,004,462	25,524,478	21,316,886	19,658,759	19,247,790
Cash dividends declared per share of common stock	$ 3.04	$ 2.86	$ 2.72	$ 2.52	$ 2.20
BALANCE SHEET DATA (AT YEAR END):					
Rental properties, net	$ 3,146,915	$ 2,726,251	$ 1,675,520	$ 1,335,490	$ 862,239
Total assets	$ 4,642,094	$ 3,617,477	$ 2,362,450	$ 1,872,284	$ 1,272,577
Total debt	$ 2,787,904	$ 2,024,866	$ 1,406,666	$ 1,186,945	$ 709,007
Total liabilities	$ 3,062,768	$ 2,208,348	$ 1,512,535	$ 1,251,811	$ 765,442
Minority interest	$ 75,506	$ 57,477	$ 20,115	$ -	$ -
Stockholders' equity	$ 1,503,820	$ 1,351,652	$ 829,800	$ 620,473	$ 507,135

Year Ended December 31, (Dollars in thousands)	2007	2006	2005	2004	2003
RECONCILIATION OF NET INCOME AVAILABLE TO COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS:					
Net income available to common stockholders [1]	$ 78,905	$ 57,326	$ 47,343	$ 45,724	$ 50,745
Add:					
Depreciation and amortization [2]	97,335	74,039	55,416	42,523	38,901
Minority interest	3,669	2,287	634	–	–
Subtract:					
Gain/loss on sales of property [3]	(7,976)	(59)	(36)	(1,627)	(8,286)
FFO allocable to minority interest	(3,733)	(1,928)	(668)	–	–
Funds from operations available to common stockholders [4]	$ 168,200	$ 131,665	$ 102,689	$ 86,620	$ 81,360
OTHER DATA:					
Cash provided by operating activities	$ 185,382	$ 128,390	$ 120,678	$ 65,316	$ 74,311
Cash used in investing activities	$ (946,985)	$ (970,590)	$ (432,900)	$ (448,252)	$ (139,274)
Cash provided by financing activities	$ 766,685	$ 841,237	$ 312,975	$ 381,109	$ 66,158
Number of properties at year end	166	158	132	111	89
Rentable square feet of properties at year end	12,125,992	11,203,209	8,788,097	7,412,298	5,692,198
Occupancy of properties at year end	88%	88%	88%	87%	88%
Occupancy of properties at year end, excluding properties undergoing redevelopment and properties "held for sale"	94%	93%	93%	95%	94%

(1) During the first quarter of 2007, we redeemed our 9.10% series B cumulative redeemable preferred stock ("Series B Preferred Stock"). In accordance with FASB Emerging Issues Task Force Topic D-42 ("EITF Topic D-42"), we recorded a charge of approximately $2,799,000 to net income available to common stockholders for costs related to the redemption of the Series B Preferred Stock. During the second quarter of 2004, we elected to redeem our 9.50% series A cumulative redeemable preferred stock ("Series A Preferred Stock"). Accordingly, in compliance with EITF Topic D-42, we recorded a charge of $1,876,000 in the second quarter of 2004 for costs related to the redemption of the Series A Preferred Stock.

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) Gain/loss on sales of property relates to four properties and four land parcels sold during 2007, three properties sold during 2006, one property sold during 2005, one property sold during 2004, and three properties sold during 2003. Gain/loss on sales of property is included in the consolidated statements of income in income from discontinued operations, net.

(4) United States generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure among real estate investment trusts ("REITs"). We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds From Operations".

Management's Discussion and Analysis of Financial Condition and Results of Operations

Alexandria Real Estate Equities, Inc. and Subsidiaries

THE TERMS "Company", "we", "our" and "us" as used in this Form 10-K refer to Alexandria Real Estate Equities, Inc. and its subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described below in this report. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events or otherwise.

Overview

We are a publicly traded real estate investment trust ("REIT") focused principally on the ownership, operation, management, selective development, redevelopment and acquisition of life science properties. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, and translational medicine entities, as well as government agencies.

In 2007, we:

- Completed ground-up development of one property aggregating approximately 157,340 rentable square feet.
- Commenced ground-up development of four properties aggregating approximately 553,000 rentable square feet.
- Completed redevelopment of multiple spaces at ten properties aggregating approximately 258,411 rentable square feet.
- Sold four real estate assets and four land parcels for approximately $73 million.
- Closed a follow-on common offering with net proceeds of approximately $215.2 million.
- Redeemed 9.10% series B cumulative redeemable preferred stock and incurred a redemption charge of approximately $2.8 million.
- Closed $460 million of 3.70% convertible notes.
- Closed a $200 million secured loan and $62 million pre-construction secured loan.
- Increased credit facility to $1.9 billion plus a $500 million accordion.
- Acquired four land parcels aggregating approximately 541,592 developable square feet.
- Acquired 16 properties aggregating approximately 1.3 million rentable square feet.

As of December 31, 2007, we had 166 properties containing approximately 12.1 million rentable square feet of office/laboratory space. As of that date, our properties were approximately 93.8% leased, excluding spaces at properties undergoing redevelopment. In addition, as of December 31, 2007, our asset base contained properties undergoing ground-up development approximating 1.6 million rentable square feet plus an embedded pipeline for future ground-up development approximating 8.7 million developable square feet.

Our primary sources of revenue are rental income and tenant recoveries from leases of our properties. The comparability of financial data from period to period is affected by the timing of our property development, redevelopment and acquisition activities. Of the 166 properties as of December 31, 2007, 16 were acquired in 2007, 19 in 2006, 18 in 2005, and 94 prior to 2005.

In addition, we completed the development of one property in 2007 (together with the 16 properties acquired in 2007, the "2007 Properties"), four properties in 2006 (together with the 19 properties acquired in 2006, the "2006 Properties"), three properties in 2005 (together with the 18 properties acquired in 2005, the "2005 Properties"), and 11 properties prior to 2005. As a result of these development and acquisition activities, as well as our ongoing redevelopment and leasing activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2007 as compared to 2006, and for 2006 as compared to 2005.

As of December 31, 2007, approximately 88% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2007, approximately 9% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2007, approximately 91% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures, and approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or indexed based on the consumer price index or another index.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Our significant accounting policies are described in the notes to our consolidated financial statements. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REIT compliance

We have elected to be taxed as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and to continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to our stockholders will be significantly reduced for each of the years involved and we will no longer be required to make distributions to our stockholders.

Rental properties, net, properties undergoing development and redevelopment, and land held for development

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment and identified intangibles (including intangible value to above or below market leases and origination costs associated with acquired in-place leases, tenant relationships and other intangible assets) based upon their relative fair values. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. We assess the fair value of tangible and intangible assets based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of above and below market leases are amortized over the remaining terms of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of origination costs associated with acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining terms of the related leases.

Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144") when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

Capitalization of costs

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development, redevelopment or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written off. Should development, redevelopment or construction activity cease, interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs related to unsuccessful leasing opportunities are expensed.

Accounting for investments

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined based upon the closing trading price as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and FASB Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments". Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

Individual investments are evaluated for impairment when conditions exist which may indicate that it is probable that an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings.

Interest rate swap agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month London Interbank Offered Rate ("LIBOR"). The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

We reflect our interest rate swap agreements on the balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in stockholders' equity. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

Recognition of rental income and tenant recoveries

Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2007 and 2006, we had no allowance for doubtful accounts.

Discontinued operations

We follow the provisions of SFAS 144 in determining whether a property qualifies as an asset "held for sale" and should be classified as "discontinued operations". A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale", its operations are classified as discontinued operations in our consolidated statements of income and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets ceases upon designation of a property as "held for sale". Interest expense directly attributable to assets "held for sale" is classified in discontinued operations.

Impact of recently issued accounting standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (R), "Business Combinations" ("SFAS 141R"), to create greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity to be measured at their fair values as of the acquisition date. SFAS 141R also requires companies to recognize the fair value of assets acquired, the liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, SFAS 141R requires that acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of SFAS 141R on our consolidated financial statements.

In December 2007, the FASB also issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and requires all entities to report noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders' equity. SFAS 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. In addition, SFAS 160 requires that a parent company recognize a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. SFAS 160 applies to fiscal years beginning after December 15, 2008 and is adopted prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Early adoption is prohibited. The adoption of SFAS 160 will result in a reclassification of minority interest to a separate component of total equity, and net income attributable to noncontrolling interest will no longer be treated as a reduction to net income but will be shown as a reduction from net income in calculating net income available to common stockholders. The adoption of SFAS 160 is not expected to have an impact on net income available to common stockholders or earnings per share attributable to common stockholders.

In August 2007, the FASB released for public comment a proposed FASB Staff Position ("FSP") that would affect the accounting treatment for convertible debt instruments, such as our outstanding unsecured convertible notes, that may be settled wholly or partially in cash. The proposed FSP would require that instruments within its scope be separated into their liability and equity components at initial recognition by recording the liability component at the fair value of a similar liability that does not have an associated equity component and attributing the remaining proceeds from issuance to the equity component. The excess of the principal amount of the liability component over its initial fair value would be amortized to interest expense using the interest method. In addition, the proposed FSP requires that interest cost for our unsecured convertible notes be accounted for based on our nonconvertible debt borrowing rate. The FASB is expected to begin its redeliberations of the guidance in the proposed FSP in early 2008. The proposed FSP may be effective for reporting periods as early as 2008 and is expected to be applied retrospectively to prior periods. If the FSP is issued as proposed, we expect an increase in our non-cash interest expense associated with our $460 million aggregate outstanding unsecured convertible notes that were issued in January 2007, including non-cash interest expense for prior periods, as a result of its proposed retrospective application. We believe the additional non-cash interest expense we may recognize under the proposed FSP would result in an increase to interest expense as our estimated nonconvertible debt borrowing rate is higher than the current contractual coupon rate of 3.70% on our $460 million unsecured convertible notes. For example, under the proposed FSP, if the interest rate for our nonconvertible borrowing rate was approximately 2.5% higher than the current contractual coupon rate of 3.70% on our unsecured convertible notes, our non-cash interest expense included in net income for the year ended December 31, 2007, would increase by approximately 8% to 9%. The proposed FSP, if adopted as proposed, would also increase our non-cash interest in future periods during which our unsecured convertible notes remain outstanding. We are currently evaluating our nonconvertible debt borrowing rate and the overall impact of the proposed FSP on our consolidated financial statements. The impact of the proposed FSP on our consolidated financial statements could be influenced by certain factors, including the ultimate outcome of the final rules under the proposed FSP.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective beginning on January 1, 2008. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which provides a framework for measuring fair value, clarifies the definition of fair value within the framework and expands disclosures about the use of fair value measurements. SFAS 157 applies to all existing pronouncements under GAAP that require or permit the use of fair value measurements, except for Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment". SFAS 157 is effective for fair value measurements beginning in our first quarter of 2008. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.

In December 2005, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions". SFAS 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair values of the assets exchanged. SFAS 153 was effective for nonmonetary asset exchanges beginning in our third quarter of 2005. The adoption of SFAS 153 did not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaced Accounting Principles Board Opinion No. 20, "Accounting Changes", and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 requires retrospective application to prior periods' financial statements of voluntary changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 was effective for accounting changes and corrections of errors beginning in 2006. The adoption of SFAS 154 did not have an impact on our consolidated financial statements.

Results of operations

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

Rental revenues increased by $69.9 million, or 29%, to $305.7 million for 2007 compared to $236.8 million for 2006. The increase resulted primarily from the 2006 Properties being owned for a full year and the addition of the 2007 Properties.

Tenant recoveries increased by $21.7 million, or 35%, to $83.8 million for 2007 compared to $62.1 million for 2006. The increase resulted primarily from the 2006 Properties being owned for a full year and the addition of the 2007 Properties.

Other income increased by $3.0 million, or 26%, to $14.9 million for 2007 compared to $11.8 million for 2006, due to an overall increase in all sources of other income. Other income consists of construction management fees, interest, investment income and storage.

Rental operating expenses increased by $29.4 million, or 42%, to $99.2 million for 2007 compared to $69.8 million for 2006. The increase resulted primarily from increases in rental operating expenses (primarily property taxes, insurance and utilities) from properties developed, redeveloped and acquired in 2007 and 2006. The majority of the increase in rental operating expenses is recoverable from our tenants.

General and administrative expenses increased by $6.4 million, or 25%, to $32.5 million for 2007 compared to $26.1 million for 2006, primarily due to the growth in both the depth and breadth of our operations in multiple markets, from 158 properties with approximately 11.2 million rentable square feet as of December 31, 2006 to 166 properties containing approximately 12.1 million rentable square feet as of December 31, 2007. As a percentage of total revenues, general and administrative expenses for 2007 remained relatively consistent with 2006.

Interest expense increased by $17.0 million, or 24%, to $88.4 million for 2007 compared to $71.4 million for 2006. The increase resulted primarily from increases in indebtedness on our unsecured line of credit and unsecured term loan, secured notes payable and outstanding indebtedness related to our unsecured convertible notes. These borrowings were utilized to finance the development, redevelopment and acquisition of the 2006 and 2007 Properties. We have entered into certain interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources — Interest Rate Swap Agreements").

Depreciation and amortization increased by $24.0 million, or 33%, to $96.5 million for 2007 compared to $72.4 million for 2006. The increase resulted primarily from depreciation associated with the 2006 Properties being owned for a full year and the addition of the 2007 Properties.

Income from discontinued operations of $8.6 million for 2007 reflects the results of operations of two properties that were designated as "held for sale" as of December 31, 2007 and four properties and four land parcels sold during 2007. In connection with the properties and land parcels sold in 2007, we recorded a gain of approximately $8.0 million. Income from discontinued operations of $4.6 million for 2006 reflects the results of operations of two properties designated as "held for sale" as of December 31, 2007, four properties and four land parcels sold during 2007 and three properties sold in 2006. In connection with the properties sold in 2006, we recorded a gain of approximately $59,000.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

Rental revenues increased by $56.7 million, or 32%, to $236.8 million for 2006 compared to $180.1 million for 2005. The increase resulted primarily from the 2005 Properties being owned for a full year and the addition of the 2006 Properties.

Tenant recoveries increased by $15.4 million, or 33%, to $62.1 million for 2006 compared to $46.7 million for 2005. The increase resulted primarily from the 2005 Properties being owned for a full year and the addition of the 2006 Properties.

Other income increased by $7.1 million, or 148%, to $11.8 million for 2006 compared to $4.8 million for 2005, due to an overall increase in all sources of other income. Other income consists of construction management fees, interest, investment income and storage.

Rental operating expenses increased by $18.4 million, or 36%, to $69.8 million for 2006 compared to $51.3 million for 2005. The increase resulted primarily from increases in rental operating expenses (primarily property taxes, insurance and utilities) from properties developed, redeveloped and acquired in 2006. The majority of the increase in rental operating expenses is recoverable from our tenants.

General and administrative expenses increased by $5.0 million, or 24%, to $26.1 million for 2006 compared to $21.1 million for 2005, primarily due to the growth in both the depth and breadth of our operations in multiple markets, including internationally, from 132 properties with approximately 8.8 million rentable square feet as of December 31, 2005 to 158 properties with approximately 11.2 million rentable square feet as of December 31, 2006. As a percentage of total revenues, general and administrative expenses for 2006 remained relatively consistent with 2005.

Interest expense increased by $22.3 million, or 45%, to $71.4 million for 2006 compared to $49.1 million for 2005. The increase resulted primarily from increases in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable, and increases in the floating interest rates on our unsecured line of credit, unsecured term loan and other floating rate debt. These borrowings were utilized to finance the development, redevelopment, and acquisition of the 2005 and 2006 Properties. The weighted average interest rate on our unsecured line of credit and unsecured term loan (not including the effect of interest rate swap agreements) increased from 5.68% as of December 31, 2005 to 6.50% as of December 31, 2006. We have entered into certain interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources — Interest Rate Swap Agreements").

Depreciation and amortization increased by $19.5 million, or 37%, to $72.4 million for 2006 compared to $52.9 million for 2005. The increase resulted primarily from depreciation associated with the 2005 Properties being owned for a full year and the addition of the 2006 Properties.

Income from discontinued operations of $4.6 million for 2006 reflects the results of operations of two properties that were designated as "held for sale" as of December 31, 2007, four properties and four land parcels sold during 2007 and three properties sold in 2006. In connection with the properties sold in 2006, we recorded a gain of approximately $59,000. Income from discontinued operations of $6.9 million for 2005 reflects the results of operations of two properties that were designated as "held for sale" as of December 31, 2007, four properties and four land parcels sold during 2007, three properties sold in 2006, and one property sold in 2005. In connection with the sale of one property in 2005, we recorded a gain of approximately $36,000.

Liquidity and capital resources

Cash flows

Net cash provided by operating activities for 2007 increased by $57.0 million to $185.4 million compared to $128.4 million for 2006. The increase resulted primarily from an increase in cash flows from operations and cash flows from overall changes in operating assets and liabilities.

Net cash used in investing activities for 2007 was $947.0 million compared to $970.6 million for 2006. Net cash used in investing activities was relatively consistent for 2007 and 2006 with a higher level of investments in properties undergoing development and redevelopment and land held for development offset by a lower level of additions to rental properties and a higher level of proceeds from the sales of properties during 2007 as compared to 2006.

Net cash provided by financing activities for 2007 decreased by $74.5 million to $766.7 million compared to $841.2 million for 2006. The decrease was primarily due to a decrease in proceeds from the issuance of common stock and secured notes payable coupled with the redemption of series B preferred stock, partially offset by an increase in proceeds from the issuance of unsecured convertible notes.

Off-balance sheet arrangements

As of December 31, 2007, we had no off-balance sheet arrangements.

Contractual obligations and commitments

Contractual obligations as of December 31, 2007 consisted of the following (in thousands):

		Payments by Period			
	Total	2008	2009-2010	2011-2012	Thereafter
Secured notes payable	$ 1,212,904	$ 160,074	$ 377,479	$ 147,539	$ 527,812
Unsecured line of credit and unsecured term loan	1,115,000	–	365,000	750,000	–
Unsecured convertible notes	460,000	–	–	460,000	–
Estimated interest payments	529,041	114,258	199,897	132,321	82,565
Ground lease obligations	635,214	6,126	13,566	15,943	599,579
Other obligations	5,396	1,254	2,308	1,834	–
Total	$ 3,957,555	$ 281,712	$ 958,250	$ 1,507,637	$ 1,209,956

Secured notes payable as of December 31, 2007 included 34 notes secured by 73 properties and six land development parcels.

Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period.

In January 2007, we completed a private offering of $460 million of 3.70% unsecured convertible notes.

Estimated interest payments on our fixed rate debt and hedged variable rate debt were calculated based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates and scheduled maturity dates. As of December 31, 2007, approximately 77% of our debt was fixed rate debt or variable rate debt subject to interest rate swap agreements. See additional information regarding our interest rate swap agreements under "Liquidity and Capital Resources — Interest Rate Swap Agreements". The remaining 23% of our debt is unhedged variable rate debt based primarily on LIBOR. Interest payments on our unhedged variable rate debt have been excluded from the table above because the Company cannot reasonably determine the future interest obligations on its variable rate debt as the Company cannot predict variable interest rates in the future. See additional information regarding our debt under Notes 5, 6, 7 and 8 to our consolidated financial statements.

Ground lease obligations as of December 31, 2007 included leases for 19 of our properties and three land development parcels. These lease obligations have remaining lease terms of 25 to 99 years, exclusive of extension options.

In addition to the above, we were committed as of December 31, 2007 under the terms of contracts to complete the construction of properties undergoing development and redevelopment and land held for development at a remaining aggregate cost of approximately $361.4 million.

As of December 31, 2007, we were also committed to fund approximately $18.3 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $33.4 million for certain investments.

Tenant security deposits and other restricted cash

Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2007	2006
Funds held in trust under the terms of certain secured notes payable	$ 20,375	$ 19,993
Funds held in escrow related to construction projects	23,727	5,814
Other restricted funds	7,809	8,553
Total	$ 51,911	$34,360

Secured notes payable

Secured notes payable totaled approximately $1.2 billion as of December 31, 2007 and 2006. Our secured notes payable had weighted average interest rates of approximately 6.08% and 6.21% at December 31, 2007 and 2006, respectively, with maturity dates ranging from January 2008 to August 2016.

Our secured notes payable generally require monthly payments of principal and interest. The total book values of rental properties, net, properties undergoing development and redevelopment, and land held for development securing debt were approximately $1.9 billion and $1.7 billion at December 31, 2007 and 2006, respectively. At December 31, 2007, our secured notes payable were comprised of approximately $902.9 million and $310.0 million of fixed and variable rate debt, respectively, compared to approximately $940.0 million and $234.9 million of fixed and variable rate debt, respectively, at December 31, 2006.

The following is a summary of the scheduled principal payments for our secured notes payable and the weighted average interest rates as of December 31, 2007 (dollars in thousands):

Year	Amount	Weighted Average Interest Rate(1)
2008	$ 160,074	6.08%
2009	284,220	6.20
2010	93,259	6.18
2011	108,191	6.04
2012	39,348	6.00
Thereafter	527,812	5.93
Total	$ 1,212,904	

(1) The weighted average interest rate related to payments on our secured debt is calculated based upon the outstanding debt as of December 31st of the year immediately preceding the year presented.

Unsecured line of credit and unsecured term loan

In May 2007, we entered into an amendment to our amended and restated credit agreement to increase the maximum permitted borrowings under our unsecured credit facilities from $1.4 billion to $1.9 billion consisting of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million.

Our unsecured line of credit, as amended, bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.50%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period. As of December 31, 2007, we had borrowings of $365 million outstanding on our unsecured line of credit with a weighted average interest rate of approximately 6.07%.

Our unsecured term loan bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.50%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period. As of December 31, 2007, we had borrowings of $750 million outstanding on our unsecured term loan with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 5.84%.

Our unsecured line of credit and our unsecured term loan contain financial covenants, including, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate unsecured borrowings may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered properties. Aggregate unsecured borrowings may increase as we complete the development, redevelopment or acquisition of additional unencumbered properties. As of December 31, 2007, aggregate unsecured borrowings were limited to approximately $2.1 billion.

Unsecured convertible notes

In January 2007, we completed a private offering of $460 million of unsecured convertible notes that are due in 2027 (the "Notes") with a coupon of 3.70%. The Notes have an initial conversion rate of approximately 8.4774 common shares per $1,000 principal amount of the Notes. The initial conversion price of approximately $117.96 per share of our common stock represented a premium of 20% based on the last reported sale price of $98.30 per share of our common stock on January 10, 2007. The net proceeds from this offering, after underwriters' discount, were approximately $450.8 million.

Holders of the Notes may convert their Notes into cash and, if applicable, shares of our common stock prior to stated maturity only under the following circumstances: (1) the Notes will be convertible during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) the Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the "Note Measurement Period") in which the average trading price per $1,000 principal amount of the Notes was equal to or less than 98% of the average conversion value of the Notes during the Note Measurement Period; (3) the Notes will be convertible upon the occurrence of specified corporate transactions, including a change in control, certain merger or consolidation transactions or the liquidation of the Company; (4) the Notes will be convertible if we call the Notes for redemption; and (5) the Notes will be convertible at any time from, and including, December 15, 2026 until the close of business on the business day immediately preceding January 15, 2027 or earlier redemption or repurchase. As of December 31, 2007, the Notes had a conversion rate of approximately 8.4842 common shares per $1,000 principal amount of the Notes and a conversion price of approximately $117.87 per share of our common stock.

Prior to January 15, 2012, we will not have the right to redeem the Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Holders of the Notes may require us to repurchase their Notes, in whole or in part, on January 15, 2012, 2017, and 2022, for cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Interest rate swap agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2007 (dollars in thousands):

Transaction Dates	Effective Dates	Termination Dates	Interest Pay Rates	Notional Amounts	Effective at December 31, 2007	Fair Values
December 2004	December 31, 2004	January 2, 2008	3.590%	$ 50,000	$ 50,000	$ 68
December 2004	January 3, 2006	July 1, 2008	3.927	50,000	50,000	156
June 2006	June 30, 2006	September 30, 2009	5.299	125,000	125,000	(3,486)
December 2003	December 29, 2006	October 31, 2008	5.090	50,000	50,000	(437)
December 2005	December 29, 2006	November 30, 2009	4.730	50,000	50,000	(1,016)
December 2005	December 29, 2006	November 30, 2009	4.740	50,000	50,000	(1,026)
December 2006	December 29, 2006	March 31, 2014	4.990	50,000	50,000	(2,244)
December 2006	January 2, 2007	January 3, 2011	5.003	28,500	28,500	(1,021)
April 2004	April 30, 2007	April 30, 2008	4.850	50,000	50,000	(47)
May 2005	June 29, 2007	June 30, 2008	4.400	50,000	50,000	(5)
December 2006	June 29, 2007	October 31, 2008	4.920	50,000	50,000	(367)
October 2007	October 31, 2007	June 30, 2008	4.458	50,000	50,000	(20)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(1,194)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(1,328)
May 2005	November 30, 2007	November 28, 2008	4.460	25,000	25,000	(108)
December 2005	January 2, 2008	December 31, 2010	4.768	50,000	–	(1,459)
May 2005	June 30, 2008	June 30, 2009	4.509	50,000	–	(556)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	–	(1,744)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	–	(1,744)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	–	(646)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	–	(649)
June 2006	October 31, 2008	December 31, 2010	5.340	50,000	–	(1,757)
June 2006	October 31, 2008	December 31, 2010	5.347	50,000	–	(1,764)
May 2005	November 28, 2008	November 30, 2009	4.615	25,000	–	(312)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	–	(1,628)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	–	(1,650)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	–	(935)
Total					$778,500	$ (26,919)

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions. In addition, we have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are on the standard International Swaps & Derivatives Association, Inc. form) define certain terms between us and each counterparty to address and minimize certain risks associated with our swap agreements, including a default by a counterparty.

As of December 31, 2007 and 2006, our interest rate swap agreements were classified in accounts payable, accrued expenses, tenant security deposits and other assets at their fair values aggregating a liability balance of approximately $26.9 million and an asset balance of approximately $1.0 million, respectively, with the offsetting adjustment reflected as unrealized losses and gains in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. During the next 12 months, we expect to reclassify approximately $6.8 million from accumulated other comprehensive income to interest expense as an increase to interest expense.

Other resources and liquidity requirements

In September 2007, we sold 2,300,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $96.00 per share, resulting in aggregate proceeds of approximately $215 million (after deducting underwriting discounts and other offering costs).

In February 2007, we called for redemption of our 9.10% series B cumulative redeemable preferred stock ("Series B Preferred Stock"). The Series B Preferred Stock was redeemed in March 2007 at a redemption price equal to $25.00 per share plus $0.4107639 per share representing accumulated and unpaid dividends to the redemption date. In accordance with FASB Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock", we recorded a charge of approximately $2,799,000 to net income available to common stockholders for costs related to the redemption of the Series B Preferred Stock.

Under our current shelf registration statement filed with the Securities and Exchange Commission, we may offer common stock, preferred stock, debt and other securities. These securities may be issued from time to time and at our discretion based on our needs and market conditions.

We expect to continue meeting our short-term liquidity and capital requirements generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue enhancing capital expenditures, tenant improvements and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property development and redevelopment activities, property acquisitions, scheduled debt maturities, expansions and other non-recurring capital improvements, through net cash provided by operating activities, long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.

Exposure to environmental liabilities

In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at all of our properties.

Capital expenditures, tenant improvements and leasing costs

The following table shows total and weighted average per square foot property-related capital expenditures, tenant improvements and leasing costs (all of which are added to the basis of the properties) related to our life science properties (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) for the years ended December 31, 2007, 2006, 2005, 2004 and 2003:

	Total/Weighted Average	2007	2006	2005	2004	2003
CAPITAL EXPENDITURES[1]:						
Major capital expenditures	$ 7,186,000	$ 1,379,000	$ 575,000	$ 972,000	$ 2,628,000[2]	$ 1,632,000[3]
Recurring capital expenditures	$ 4,661,000	$ 648,000	$ 639,000	$ 1,278,000	$ 1,243,000	$ 853,000
Weighted average square feet in portfolio	41,227,675	11,476,217	9,790,326	8,128,690	6,123,807	5,708,635
Per weighted average square foot in portfolio						
Major capital expenditures	$ 0.17	$ 0.12	$ 0.06	$ 0.12	$ 0.43[2]	$ 0.29[3]
Recurring capital expenditures	$ 0.11	$ 0.06	$ 0.07	$ 0.16	$ 0.20	$ 0.15
TENANT IMPROVEMENTS AND LEASING COSTS:						
Retenanted space[4]						
Tenant improvements and leasing costs	$ 6,743,000	$ 1,446,000	$ 1,370,000	$ 324,000	$ 713,000	$ 2,890,000
Retenanted square feet	995,802	224,767	248,846	130,887	142,814	248,488
Per square foot leased of retenanted space	$ 6.77	$ 6.43	$ 5.51	$ 2.48	$ 4.99	$ 11.63
Renewal space						
Tenant improvements and leasing costs	$ 4,719,000	$ 1,942,000	$ 957,000	$ 778,000	$ 937,000	$ 105,000
Renewal square feet	2,623,275	671,127	455,980	666,058	558,874	271,236
Per square foot leased of renewal space	$ 1.80	$ 2.89	$ 2.10	$ 1.17	$ 1.68	$ 0.39

(1) Property-related capital expenditures include all major and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems that are typically identified and considered at the time a property is acquired. Major capital expenditures for 2003 also included one-time costs related to the implementation of our national branding and signage program. Recurring capital expenditures exclude major capital expenditures.

(2) Major capital expenditures for 2004 included a one-time HVAC system upgrade at one property totaling $1,551,000 or $0.25 per square foot.

(3) Major capital expenditures for 2003 included $1,072,000 or $0.19 per square foot in one-time costs related to the implementation of our national branding and signage program.

(4) Excludes space that has undergone redevelopment before retenanting.

Capital expenditures fluctuate in any given period due to the nature, extent and timing of improvements required and the extent to which they are recoverable from our tenants. Approximately 91% of our leases (on a rentable square footage basis) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we maintain an active preventive maintenance program at each of our properties to minimize capital expenditures.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies; property age, location and characteristics; the type of lease (renewal tenant or retenanted space); the involvement of external leasing agents; and overall competitive market conditions.

Inflation

As of December 31, 2007, approximately 88% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2007, approximately 9% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed (generally ranging from 3.0% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including borrowings related to our unsecured line of credit and unsecured term loan.

Funds from operations

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions (see "Liquidity and Capital Resources — Cash Flows" for information regarding these measures of cash flow).

The following table presents a reconciliation of net income available to common stockholders to funds from operations available to common stockholders (in thousands):

Year Ended December 31,	2007	2006
Net income available to common stockholders	$ 78,905	$ 57,326
Add:		
Depreciation and amortization (1)	97,335	74,039
Minority interest	3,669	2,287
Less:		
Gain on sales of property (2)	(7,976)	(59)
FFO allocable to minority interest	(3,733)	(1,928)
Funds from operations available to common stockholders	$168,200	$131,665

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) Gain on sales of property relates to four properties and four land parcels sold during 2007 and three properties sold during 2006. Gain on sales of property is included in the consolidated statements of income in income from discontinued operations, net.

Property and lease information

The following table is a summary of our properties as of December 31, 2007 (dollars in thousands):

Markets	Number of Properties	Rentable Square Feet: Operating	Rentable Square Feet: Redevelopment	Rentable Square Feet: Total	Annualized Base Rent[1]	Occupancy Percentage[1]
California — Los Angeles Metro	2	31,343	29,660	61,003	$ 697	70.8%
California — San Diego	33	1,465,032	215,370	1,680,402	43,264	94.9
California — San Francisco Bay	23	1,837,457	30,217	1,867,674	63,569	95.8
Eastern Massachusetts	38	3,076,689	310,349	3,387,038	107,322	94.7
International — Canada	4	296,362	46,032	342,394	6,879	100.0
New Jersey/Suburban Philadelphia	8	441,504	-	441,504	9,176	96.6
Southeast	12	596,172	62,234	658,406	10,423	86.0[2]
Suburban Washington, D.C.	31	2,430,402	69,366	2,499,768	48,004	90.1
Washington — Seattle	13	1,040,113	11,291	1,051,404	30,488	97.2
Total Properties (Continuing Operations)	164	11,215,074	774,519	11,989,593	$ 319,822	93.8%[3]

(1) Excludes spaces at properties totaling approximately 774,519 square feet undergoing a permanent change in use to office/laboratory space through redevelopment and two properties totaling approximately 136,399 square feet that are classified as "held for sale".

(2) Substantially all of the vacant space is office or warehouse space.

(3) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of December 31, 2007 was approximately 87.8%.

The following table summarizes information with respect to the lease expirations at our properties as of December 31, 2007:

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2008	67[1]	846,022	8.0%	$ 25.59
2009	63	896,692	8.5	24.75
2010	50	1,025,693	9.7	28.16
2011	60	1,721,434	16.4	27.28
2012	58	1,405,285	13.4	33.56
Thereafter	93	4,629,000	44.0	33.05

(1) Includes 16 month-to-month leases for approximately 85,000 square feet.

Quantitative and qualitative disclosures about market risk

Market risk is the exposure to losses resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counterparty credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our interest rate swap agreements in effect on, December 31, 2007 and 2006, we estimate that a 1% increase in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements, would decrease annual future earnings by approximately $4.0 million and $1.5 million, respectively. We further estimate that a 1% decrease in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements in effect on December 31, 2007 and 2006, would increase annual future earnings by approximately $4.0 million and $1.5 million, respectively. A 1% increase in interest rates on our secured debt, unsecured convertible notes and interest rate swap agreements would decrease their aggregate fair values by approximately $71.3 million and $68.8 million at December 31, 2007 and 2006, respectively. A 1% decrease in interest rates on our secured debt, unsecured convertible notes and interest rate swap agreements would increase their aggregate fair values by approximately $74.9 million and $71.7 million at December 31, 2007 and 2006, respectively.

These amounts were determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2007 and 2006. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

We have exposure to equity price market risk because of our equity investments in certain publicly traded companies and privately held entities. We classify investments in publicly traded companies as "available for sale" and, consequently, record them on our consolidated balance sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other than temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in value will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2007 and 2006 would decrease their fair values by approximately $8.4 million and $7.5 million, respectively.

We have exposure to foreign currency exchange rate market risk related to our subsidiaries operating in Canada. The functional currency of our foreign subsidiaries operating in Canada is the local currency. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and income statements are included in accumulated other comprehensive income as a separate component of stockholders' equity. Gains or losses will be reflected in our income statement when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. Based on our current operating assets outside the United States as of December 31, 2007, we estimate that a 10% increase in foreign currency rates relative to the United States dollar would increase annual future earnings by approximately $694,000. We further estimate that a 10% decrease in foreign currency rates relative to the United States dollar would decrease annual future earnings by approximately $694,000.

Management's Annual Report on Internal Control Over Financial Reporting

Alexandria Real Estate Equities, Inc. and Subsidiaries

THE MANAGEMENT OF Alexandria Real Estate Equities, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in "Internal Control — Integrated Framework". Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

Alexandria Real Estate Equities, Inc. and Subsidiaries

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

WE HAVE AUDITED Alexandria Real Estate Equities, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
February 26, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alexandria Real Estate Equities, Inc.

WE HAVE AUDITED the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008, expressed an unqualified opinion thereon.

Los Angeles, California
February 26, 2008

Ernst & Young LLP

Consolidated Balance Sheets

Alexandria Real Estate Equities, Inc. and Subsidiaries

December 31, (Dollars in thousands, except per share amounts)	2007	2006
ASSETS		
Rental properties, net	$ 3,146,915	$ 2,726,251
Properties undergoing development and redevelopment and land held for development	1,143,302	596,331
Cash and cash equivalents	8,030	2,948
Tenant security deposits and other restricted cash	51,911	34,360
Tenant receivables	6,759	6,330
Deferred rent	81,496	68,412
Investments	84,322	74,824
Other assets	119,359	108,021
Total assets	$4,642,094	$ 3,617,477
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured notes payable	$ 1,212,904	$ 1,174,866
Unsecured line of credit and unsecured term loan	1,115,000	850,000
Unsecured convertible notes	460,000	-
Accounts payable, accrued expenses and tenant security deposits	247,289	158,119
Dividends payable	27,575	25,363
Total liabilities	3,062,768	2,208,348
Commitments and contingencies		
Minority interest	75,506	57,477
Stockholders' equity:		
9.10% Series B cumulative redeemable preferred stock, $0.01 par value per share, 2,300,000 shares authorized; 2,300,000 issued and outstanding at December 31, 2006; $25 liquidation value per share	-	57,500
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,000 shares issued and outstanding at December 31, 2007 and 2006; $25 liquidation value per share	129,638	129,638
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 31,603,344 and 29,012,135 issued and outstanding at December 31, 2007 and 2006, respectively	316	290
Additional paid-in capital	1,365,773	1,139,629
Accumulated other comprehensive income	8,093	24,595
Total stockholders' equity	1,503,820	1,351,652
Total liabilities and stockholders' equity	$4,642,094	$ 3,617,477

See the accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Alexandria Real Estate Equities, Inc. and Subsidiaries

Year Ended December 31, (Dollars in thousands, except per share amounts)	2007	2006	2005
REVENUES			
Rental	$ 306,710	$ 236,848	$ 180,100
Tenant recoveries	83,782	62,104	46,739
Other income	14,868	11,827	4,767
	405,360	310,779	231,606
EXPENSES			
Rental operations	99,210	69,775	51,337
General and administrative	32,456	26,051	21,068
Interest	88,387	71,371	49,116
Depreciation and amortization	96,476	72,432	52,906
	316,529	239,629	174,427
Minority interest	3,669	2,287	634
Income from continuing operations	85,162	68,863	56,545
Income from discontinued operations, net	8,562	4,553	6,888
Net income	93,724	73,416	63,433
Dividends on preferred stock	12,020	16,090	16,090
Preferred stock redemption charge	2,799	-	-
Net income available to common stockholders	$ 78,905	$ 57,326	$ 47,343
Earnings per share — basic			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.37	$ 2.10	$ 1.93
Discontinued operations, net	0.29	0.18	0.33
Earnings per share — basic	$ 2.66	$ 2.28	$ 2.26
Earnings per share — diluted			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.34	$ 2.07	$ 1.90
Discontinued operations, net	0.29	0.18	0.32
Earnings per share — diluted	$ 2.63	$ 2.25	$ 2.22
Weighted average shares of common stock outstanding			
Basic	29,668,231	25,102,200	20,948,915
Diluted	30,004,462	25,524,478	21,316,886

See the accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Alexandria Real Estate Equities, Inc. and Subsidiaries

(Dollars in thousands)	Series B Preferred Stock	Series C Preferred Stock	Number of Common Shares
BALANCE AT DECEMBER 31, 2004	$ 57,500	$ 129,638	19,594,418
Net income	-	-	-
Unrealized gain on marketable securities	-	-	-
Unrealized gain on swap agreements	-	-	-
Foreign currency translation	-	-	-
Comprehensive income	-	-	-
Issuance of common stock, net of offering costs	-	-	2,685,500
Issuances pursuant to Stock Plan	-	-	161,376
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
BALANCE AT DECEMBER 31, 2005	57,500	129,638	22,441,294
Net income	-	-	-
Unrealized loss on marketable securities	-	-	-
Unrealized loss on swap agreements	-	-	-
Foreign currency translation	-	-	-
Comprehensive income	-	-	-
Issuance of common stock, net of offering costs	-	-	6,295,000
Issuances pursuant to Stock Plan	-	-	275,841
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
BALANCE AT DECEMBER 31, 2006	57,500	129,638	29,012,135
Net income	-	-	-
Unrealized gain on marketable securities	-	-	-
Unrealized loss on swap agreements	-	-	-
Foreign currency translation	-	-	-
Comprehensive income	-	-	-
Issuance of common stock, net of offering costs	-	-	2,300,000
Redemption of series B preferred stock	(57,500)	-	-
Issuances pursuant to Stock Plan	-	-	291,209
Dividends declared on preferred stock	-	-	-
Dividends declared on common stock	-	-	-
BALANCE AT DECEMBER 31, 2007	$ -	$ 129,638	31,603,344

See the accompanying Notes to Consolidated Financial Statements.

Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
$ 196	$ 414,028	$ 5,267	$ 13,844	$ 620,473
–	–	63,433	–	63,433
–	–	–	12,439	12,439
–	–	–	6,957	6,957
–	–	–	1,793	1,793
–	–	–	–	84,622
27	189,344	–	–	189,371
1	10,929	–	–	10,930
–	–	(16,090)	–	(16,090)
–	(6,896)	(52,610)	–	(59,506)
224	607,405	–	35,033	829,800
–	–	73,416	–	73,416
–	–	–	(6,636)	(6,636)
–	–	–	(3,894)	(3,894)
–	–	–	92	92
–	–	–	–	62,978
63	535,199	–	–	535,262
3	17,073	–	–	17,076
–	–	(16,090)	–	(16,090)
–	(20,048)	(57,326)	–	(77,374)
290	1,139,629	–	24,595	1,351,652
–	–	93,724	–	93,724
–	–	–	833	833
–	–	–	(27,892)	(27,892)
–	–	–	10,557	10,557
–	–	–	–	77,222
23	215,169	–	–	215,192
–	2,799	(2,799)	–	(57,500)
3	22,524	–	–	22,527
–	–	(12,020)	–	(12,020)
–	(14,348)	(78,905)	–	(93,253)
$ 316	$ 1,365,773	$ –	$ 8,093	$1,503,820

Consolidated Statements of Cash Flows

Alexandria Real Estate Equities, Inc. and Subsidiaries

Year Ended December 31, (In thousands)	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 93,724	$ 73,416	$ 63,433
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest	3,669	2,287	634
Depreciation and amortization	97,335	74,039	55,416
Amortization of loan fees and costs	6,152	4,631	6,666
Amortization of debt premiums/discount	(643)	(990)	(1,089)
Amortization of above and below market leases	(7,572)	(8,497)	(6,379)
Straight-line rent	(15,755)	(16,837)	(10,650)
Stock compensation expense	11,176	7,909	5,136
Equity in loss (income) related to investments	330	632	(483)
Gain on sales of investments	(12,030)	(7,770)	(1,811)
Gain on sales of properties	(7,976)	(59)	(36)
Changes in operating assets and liabilities:			
Tenant security deposits and other restricted cash	(17,551)	(13,347)	(3,344)
Tenant receivables	(432)	(1,566)	(2,214)
Other assets	(14,705)	(25,532)	(26,586)
Accounts payable, accrued expenses and tenant security deposits	49,660	40,074	41,985
Net cash provided by operating activities	185,382	128,390	120,678
INVESTING ACTIVITIES			
Additions to rental properties	(421,574)	(750,670)	(254,067)
Additions to properties undergoing development and redevelopment and land held for development	(599,333)	(260,648)	(180,157)
Proceeds from sale of properties	70,889	33,040	1,182
Additions to investments	(16,518)	(12,906)	(10,367)
Proceeds from investments	19,651	20,594	10,509
Net cash used in investing activities	(946,985)	(970,590)	(432,900)

Year Ended December 31, (In thousands)	2007	2006	2005
FINANCING ACTIVITIES			
Proceeds from secured notes payable	240,933	502,500	153,398
Principal reductions of secured notes payable	(261,171)	(221,316)	(153,015)
Principal borrowings from unsecured line of credit and unsecured term loan	1,152,000	1,613,600	515,000
Repayments of borrowings from unsecured line of credit	(887,000)	(1,503,600)	(323,000)
Proceeds from unsecured convertible notes	450,800	-	-
Redemption of series B preferred stock	(57,500)	-	-
Proceeds from issuance of common stock	215,192	535,262	189,371
Proceeds from exercise of stock options	1,706	4,298	4,291
Dividends paid on common stock	(89,951)	(71,489)	(56,312)
Dividends paid on preferred stock	(12,683)	(16,090)	(16,090)
Distributions to minority interest	(3,733)	(1,928)	(668)
Contributions by minority interest	18,092	-	-
Net cash provided by financing activities	766,685	841,237	312,975
Net increase (decrease) in cash and cash equivalents	5,082	(963)	753
Cash and cash equivalents at beginning of period	2,948	3,911	3,158
Cash and cash equivalents at end of period	$ 8,030	$ 2,948	$ 3,911
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest, net of interest capitalized	$ 57,496	$ 64,830	$ 39,292

See the accompanying Notes to Consolidated Financial Statements.

Note 1: Background

References to the "Company", "we", "our" and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are engaged principally in the ownership, operation, management, selective development, redevelopment and acquisition of life science properties. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, and translational medicine entities, as well as government agencies. As of December 31, 2007, we had 166 properties (162 properties located in ten states in the United States and four properties located in Canada) containing approximately 12.1 million rentable square feet of office/laboratory space, compared to 158 properties (155 properties located in ten states in the United States and three properties located in Canada) with approximately 11.2 million rentable square feet of office/laboratory space as of December 31, 2006.

As of December 31, 2007, approximately 88% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2007, approximately 9% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2007, approximately 91% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures and approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or indexed based on the consumer price index or another index. Any references to the number of buildings, square footage and occupancy in the notes to consolidated financial statements are unaudited.

Note 2: Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in a limited partnership and in limited liability companies which we consolidate in our financial statements. Such interests are subject to provisions of FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), FASB Emerging Issues Task Force Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", FASB Emerging Issues Task Force Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group,

Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" and American Institute of Certified Public Accountants Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures". Based on the provisions set forth in these rules, we consolidate the limited partnership and limited liability companies because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing. For entities that are variable interest entities, as defined under FIN 46R, we consolidate the entity if we are the primary beneficiary.

Use of estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Fair value of financial instruments
The carrying amounts of cash and cash equivalents, tenant security deposits and other restricted cash, tenant receivables, unsecured line of credit and unsecured term loan, and accounts payable, accrued expenses and tenant security deposits approximate fair value. As described in Note 8, our interest rate swap agreements have been recorded at fair value.

The fair value of our secured notes payable and unsecured convertible notes was estimated using available market information and discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. As of December 31, 2007 and 2006, the aggregate fair values of our secured notes payable and unsecured convertible notes were approximately $1,668,549,000 and $1,179,404,000, respectively.

Operating segment
We are engaged in the business of providing office/laboratory space for lease to the life science industry. Our properties are similar in that they provide space for lease to the life science industry, consist of office/laboratory improvements that are generic and reusable for the life science industry, are located in key life science cluster markets and have similar economic characteristics. Our chief operating decision maker, as defined under Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", reviews financial information for our entire consolidated operations when making decisions on how to allocate resources and in assessment of our operating performance. The financial information disclosed herein represents all of the financial information related to our principal operating segment.

International operations
The functional currency for our subsidiaries operating in the United States is the United States dollar. We have four operating properties and one development parcel in Canada and a development project in China. The functional currency for our foreign subsidiaries operating in Canada and China is the local currency. The assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the period presented. Gains or losses resulting from the translation are included in accumulated other comprehensive income as a separate component of stockholders' equity.

The appropriate amounts of exchange gains or losses included in accumulated other comprehensive income will be reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

Rental properties, net, properties undergoing development and redevelopment, and land held for development
In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment, and identified intangibles (including intangible value to above or below market leases and origination

costs associated with acquired in-place leases, tenant relationships and other intangible assets) based upon their relative fair values. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. We assess fair value of tangible and intangible assets based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of origination costs associated with acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining terms of the related leases.

In accordance with SFAS 141, the values of above and below market leases are amortized over the terms of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. For the years ended December 31, 2007, 2006, and 2005, we recognized a net increase in rental income of approximately $7,572,000, $8,497,000 and $6,379,000, respectively, for the amortization of acquired above and below market leases. The value of acquired leases, less accumulated amortization, was approximately $46,703,000 as of December 31, 2007. The weighted average amortization period of acquired leases was approximately 4.6 years as of December 31, 2007. The estimated aggregate annual amortization of acquired leases for each of the five succeeding years is approximately $7,258,000 for 2008, $7,167,000 for 2009, $6,809,000 for 2010, $5,216,000 for 2011 and $3,631,000 for 2012.

Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or development opportunities are written off. Should development, redevelopment or construction activity cease, interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

In accordance with SFAS 144, we classify a property as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale", its operations are classified as discontinued operations in our consolidated statements of income and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets ceases upon designation of a property as "held for sale". Interest expense directly attributable to assets "held for sale" is classified in discontinued operations.

Conditional asset retirement obligations

Some of our properties may have asbestos which, under certain conditions, requires remediation. Although we believe that the asbestos is appropriately contained in accordance with environmental regulations, our practice is to remediate the asbestos upon the development or redevelopment of the affected property. In accordance with FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143", we recognize a liability for the fair value of a conditional asset retirement obligation (including asbestos) when the fair value of the liability can be reasonably estimated. In addition, for certain properties, we have not recognized an asset retirement obligation when there is an indeterminate settlement date for the obligation because the period in which we may remediate the obligation may not be estimated with any level of precision to provide for a meaningful estimate of the retirement obligation. Conditional asset retirement obligations totaled approximately $10.8 million and $6.9 million as of December 31, 2007 and 2006, respectively, and are included in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets.

Cash equivalents

We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Tenant security deposits and other restricted cash

Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2007	2006
Funds held in trust under the terms of certain secured notes payable	$ 20,375	$ 19,993
Funds held in escrow related to construction projects	23,727	5,814
Other restricted funds	7,809	8,553
Total	$ 51,911	$ 34,360

Investments

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined based upon the closing trading price as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains and losses included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") and FASB Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments" ("EITF Topic D-46"). Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

Individual investments are evaluated for impairment when conditions exist that may indicate that it is probable that an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate its fair value. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings.

Leasing costs

Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs related to unsuccessful leasing opportunities are expensed. Leasing costs, net of related amortization, totaled approximately $51,819,000 and $45,980,000 as of December 31, 2007 and 2006, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Lease origination costs associated with acquired in-place leases recorded pursuant to SFAS 141 are included in amounts immediately above and are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining term of the related lease. The value of lease origination costs associated with acquired in-place leases, net of related amortization, was approximately $17,868,000 as of December 31, 2007. The estimated annual amortization of lease origination costs associated with acquired in-place leases for each of the five succeeding years is approximately $4,815,000 for 2008, $4,033,000 for 2009, $2,633,000 for 2010, $1,839,000 for 2011 and $1,304,000 for 2012.

Loan fees and costs

Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense in the accompanying consolidated statements of income. Loan fees and costs, net of related amortization, totaled approximately $27,552,000 and $19,390,000 as of December 31, 2007 and 2006, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Interest rate swap agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month London Interbank Offered Rate ("LIBOR"). The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

Pursuant to SFAS 133, interest rate swap agreements are reflected at their estimated fair values in the accompanying consolidated balance sheets. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value.

Accounts payable, accrued expenses and tenant security deposits

As of December 31, 2007, accounts payable, accrued expenses and tenant security deposits included accounts payable and accrued expenses of approximately $74,082,000 and acquired below market leases of approximately $46,703,000. As of December 31, 2006, accounts payable, accrued expenses and tenant security deposits included accounts payable and accrued expenses of approximately $49,797,000 and acquired below market leases of approximately $36,389,000.

Accumulated other comprehensive income

Accumulated other comprehensive income consisted of the following (in thousands):

December 31,	2007	2006
Unrealized gain on marketable securities	$ 22,570	$ 21,737
Unrealized (loss) gain on interest rate swap agreements	(26,919)	973
Unrealized gain on foreign currency translation	12,442	1,885
Total	$ 8,093	$ 24,595

Rental income and tenant recoveries

Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2007 and 2006, we had no allowance for doubtful accounts.

Interest income

Interest income was approximately $1,916,000, $1,303,000 and $578,000 in 2007, 2006 and 2005, respectively, and is included in other income in the accompanying consolidated statements of income.

Income taxes

As a REIT, we are not subject to federal income taxation as long as we meet a number of organizational and operational requirements and make distributions greater than or equal to 100% of our taxable income to our stockholders. Since we believe we have met these requirements and our distributions exceeded taxable income, no federal income tax provision has been reflected in the accompanying consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

In accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), the tax benefit of uncertain tax positions is recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2007, there were no unrecognized tax benefits. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Interest expense and penalties, if any, would be recognized in the first period the interest or penalty would begin accruing according to the provisions of the relevant tax law at the applicable statutory rate of interest. We did not incur any tax related interest expense or penalties for the years ended December 31, 2007, 2006 or 2005.

During the years ended December 31, 2007, 2006 and 2005, we declared dividends on our common stock of $3.04, $2.86 and $2.72 per share, respectively. During the years ended

December 31, 2007, 2006 and 2005, we declared dividends on our series B cumulative redeemable preferred stock of $0.4108, $2.275 and $2.275 per share, respectively. During the years ended December 31, 2007, 2006 and 2005, we declared dividends on our series C cumulative redeemable preferred stock of $2.09375, $2.09375 and $2.09375 per share, respectively. See Note 12, Preferred Stock and Excess Stock.

The tax treatment of distributions on common stock paid in 2007 is as follows: (1) 83.6% ordinary dividend; (2) 10.0% capital gain at 15%; (3) 5.1% return of capital; and (4) 1.3% Section 1250 capital gain at 25%. The tax treatment of distributions on common stock paid in 2006 is as follows: (1) 82.1% ordinary dividend; (2) 12.3% capital gain at 15%; (3) 3.3% return of capital; and (4) 2.3% Section 1250 capital gain at 25%. The information provided in this paragraph is unaudited.

Earnings per share, dividends declared and preferred stock redemption cost

The following table shows the computation of earnings per share, and dividends declared per common share:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2007	2006	2005
Net income available to common stockholders	$ 78,905	$ 57,326	$ 47,343
Weighted average shares of common stock outstanding — basic	29,668,231	25,102,200	20,948,915
Add: dilutive effect of stock options and stock grants	336,231	422,278	367,971
Weighted average shares of common stock outstanding — diluted	30,004,462	25,524,478	21,316,886
Earnings per share — basic	$ 2.66	$ 2.28	$ 2.26
Earnings per share — diluted	$ 2.63	$ 2.25	$ 2.22
Dividends declared per common share	$ 3.04	$ 2.86	$ 2.72

Our calculation of weighted average diluted shares pursuant to Statement of Financial Accounting Standards No. 128, "Earnings Per Share", will include additional shares related to our unsecured convertible notes when the average market price is above the current conversion price. The number of additional shares that will be included in the weighted average diluted shares is equal to the number of shares that would be issued upon the settlement of the unsecured convertible notes, assuming the settlement occurred at the end of the reporting period.

FASB Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock" ("EITF Topic D-42") provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock, should be subtracted from net earnings to determine net income available to common stockholders in the calculation of earnings per share. The cost to issue our preferred stock was recorded as a reduction to additional paid-in capital in the period that the preferred stock was issued. Upon any redemption of our preferred stock, the respective offering costs, representing the excess of the fair value of the consideration transferred to the holders over the carrying amount of the preferred stock, will be recognized as a dividend to preferred stockholders. During 2007, we recorded a charge of approximately $2,799,000 to net income available to common stockholders for costs related to the redemption of our 9.10% series B cumulative redeemable preferred stock. Dividends on preferred stock are deducted from net income to arrive at net income allocable to common stockholders.

Stock-based compensation expense

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). Under the modified-prospective transition method of SFAS 123R, compensation cost is recognized over the remaining service period for the portion of outstanding stock options as of January 1, 2006, for which the requisite service had not been rendered. The compensation cost is based on the grant-date fair value of those awards. In addition, SFAS 123R requires that we account for an estimate of awards that are expected to vest and to revise the estimate for actual forfeitures. The adoption of SFAS 123R did not have a material impact on our consolidated financial statements since all awards accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") were fully vested prior to the adoption of SFAS 123R. Effective January 1, 2003, we had adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively to all employee awards granted, modified or settled after January 1, 2003. We have not granted any stock options since 2002.

For 2002 and all prior years, we elected to follow APB 25 and related interpretations in accounting for our employee and non-employee director stock options, stock grants and stock appreciation rights. Under APB 25, because the exercise price of the options we granted equaled the market price of the underlying stock on the date of grant, no compensation expense related to stock options has been recognized. Although we elected to follow APB 25 for options granted prior to January 1, 2003, pro forma information regarding net income and net income per share is required by SFAS 123R for all periods presented prior to 2006 as if we had accounted for stock options under the fair value method under SFAS 123.

For purposes of the following pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods (in thousands, except per share amounts):

Year Ended December 31,	2007	2006	2005
Net income available to common stockholders, as reported	$78,905	$ 57,326	$ 47,343
Fair value of stock-based compensation cost	–	–	(152)
Pro forma net income available to common stockholders	$78,905	$ 57,326	$ 47,191
Earnings per share:			
Basic — as reported	$ 2.66	$ 2.28	$ 2.26
Basic — pro forma	$ 2.66	$ 2.28	$ 2.25
Diluted — as reported	$ 2.63	$ 2.25	$ 2.22
Diluted — pro forma	$ 2.63	$ 2.25	$ 2.21

Impact of recently issued accounting standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (R), "Business Combinations" ("SFAS 141R"), to create greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity to be measured at their fair values as of the acquisition date. SFAS 141R also requires companies to recognize the fair value of assets acquired, the liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, SFAS 141R requires that acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of SFAS 141R on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and requires all entities to report noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders' equity. SFAS 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. In addition, SFAS 160 requires that a parent company recognize a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. SFAS 160 applies to fiscal years beginning after December 15, 2008 and is adopted prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Early adoption is prohibited. The adoption of SFAS 160 will result in a reclassification of minority interest to a separate component of total equity, and net income attributable to noncontrolling interest will no longer be treated as a reduction to net income but will be shown as a reduction from net income in calculating net income available to common stockholders. The adoption of SFAS 160 is not expected to have an impact on net income available to common stockholders or earnings per share attributable to common stockholders.

In August 2007, the FASB released for public comment a proposed FASB Staff Position ("FSP") that would affect the accounting treatment for convertible debt instruments, such as our outstanding unsecured convertible notes, that may be settled wholly or partially in cash. The proposed FSP would require that instruments within its scope be separated into their liability and equity components at initial recognition by recording the liability component at the fair value of a similar liability that does not have an associated equity component and attributing the remaining proceeds from issuance to the equity component. The excess of the principal amount of the liability component over its initial fair value would be amortized to interest expense using the interest method. In addition, the proposed FSP requires that interest cost for our unsecured convertible notes be accounted for based on our nonconvertible debt borrowing rate. The FASB is expected to begin its redeliberations of the guidance in the proposed FSP in early 2008. The proposed FSP may be effective for reporting periods as early as 2008 and is expected to be applied retrospectively to prior periods. If the FSP is issued as proposed, we expect an increase in our non-cash interest expense associated with our $460 million aggregate principal amount outstanding of unsecured convertible notes that were issued in January 2007, including non-cash interest expense for prior periods as a result of its proposed retrospective application. We believe the additional non-cash interest expense we may recognize under the proposed FSP would result in an increase to interest expense, as our estimated nonconvertible debt borrowing rate is higher than the current contractual coupon rate of 3.70% on our $460 million unsecured convertible notes. For example, under the proposed FSP, if the interest rate for our nonconvertible borrowing rate was approximately 2.5% higher than the current contractual coupon rate of 3.70% on our unsecured convertible notes, our non-cash interest expense included in net income for the year ended December 31, 2007 would increase by approximately 8% to 9%. The proposed FSP, if adopted as proposed, will also increase our non-cash interest in future periods during which our unsecured convertible notes remain outstanding. We are currently evaluating our nonconvertible debt borrowing rate and the overall impact of the proposed FSP on our consolidated financial statements. The impact of the proposed FSP on our consolidated financial statements could be influenced by certain factors, including the ultimate outcome of the final rules under the proposed FSP.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective beginning on January 1, 2008. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which provides a framework for measuring fair value, clarifies the definition of fair value within the framework and expands disclosures about the use of fair value measurements. SFAS 157 applies to all existing pronouncements under generally accepted accounting principles ("GAAP") that require or permit the use of fair value measurements, except for SFAS 123R. SFAS 157 is effective for fair value measurements beginning in our first quarter of 2008. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.

In December 2005, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions". SFAS 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair values of the assets exchanged. SFAS 153 was effective for nonmonetary asset exchanges beginning in our third quarter of 2005. The adoption of SFAS 153 did not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes", and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 requires retrospective application to prior periods' financial statements of voluntary changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 was effective for accounting changes and corrections of errors beginning in 2006. The adoption of SFAS 154 did not have an impact on our consolidated financial statements.

Note 3: Rental properties, net, properties undergoing development and redevelopment, and land held for development

Rental properties, net consisted of the following (in thousands):

December 31,	2007	2006
Land	$ 531,171	$ 408,662
Buildings and improvements	2,786,036	2,405,980
Tenant and other improvements	185,726	192,051
	3,502,933	3,006,693
Less accumulated depreciation	(356,018)	(280,442)
Total	$ 3,146,915	$ 2,726,251

As of December 31, 2007 and 2006, certain of our rental properties were encumbered by deeds of trust and assignments of rents and leases associated with the properties. See Note 5, Secured Notes Payable. The net book values of encumbered rental properties as of December 31, 2007 and 2006 were approximately $1,489,994,000 and $1,107,526,000, respectively.

We lease space under noncancelable leases with remaining terms of up to 16 years.

In July 2006, we completed the acquisition of a 90% equity interest in the leasehold interest in 10.4 acres commonly known as Technology Square ("Tech Square") at Massachusetts Institute of Technology ("MIT") in Cambridge, Massachusetts. The remaining 10% equity interest was retained by MIT. MIT is also a tenant at Tech Square, occupying approximately 178,952 rentable square feet as of December 31, 2007. The results of Tech Square's operations have been included in our consolidated financial statements since that date. Tech Square consists of a seven-building campus (including a 1,593-space covered car parking garage and a 49-space surface parking lot) containing approximately 1.2 million rentable square feet and is subject to a ground lease with an affiliate of MIT through December 31, 2064.

In accordance with SFAS 141, in July 2006, we allocated the purchase price of Tech Square based upon the relative fair values of the assets acquired and liabilities assumed, including rental properties of approximately $616 million, other assets of approximately $5 million, secured notes payable of approximately $220 million, acquired below market leases of approximately $26 million and minority interest of approximately $37 million. The weighted average amortization period related to the acquired below market leases was approximately six years.

Our financial statements, on an unaudited pro forma basis, for the acquisition of Tech Square, the issuance of 2.5 million shares of common stock with proceeds of approximately $232 million and borrowings on our unsecured line of credit of approximately $106 million as if it had occurred on January 1, 2005, would have reflected total consolidated revenues of approximately $347.5 million and $287.6 million for the years ended December 31, 2006 and 2005, respectively. Net income available to common stockholders would have been approximately $60.6 million and $51.9 million for the years ended December 31, 2006 and 2005, respectively. Net income available to common stockholders on a diluted per share basis would have been $2.21 and $2.18 for the years ended December 31, 2006 and 2005, respectively. All other properties acquired during 2006 comprise a series of individually insignificant unrelated transactions, both individually and in aggregate, and have been excluded from this pro forma analysis.

As of December 31, 2007 and 2006, we had approximately $1.1 billion and $596 million, respectively, undergoing development, redevelopment and pre-construction activities. In accordance with SFAS 34, we are required to capitalize interest during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should construction activity cease, interest would be expensed as incurred. Total interest capitalized for the years ended December 31, 2007, 2006 and 2005 was approximately $56,036,000, $35,282,000 and $27,490,000, respectively. Total interest incurred for the years ended December 31, 2007, 2006 and 2005 was approximately $145,066,000, $107,643,000 and $77,695,000, respectively.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, as of December 31, 2007 are as follows (in thousands):

Year	Amount
2008	$ 299,184
2009	286,033
2010	270,651
2011	236,738
2012	186,335
Thereafter	666,134
Total	$ 1,945,075

Note 4: Investments

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" in accordance with SFAS 115, and are recorded at fair value. Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For additional discussion of our accounting policies with respect to investments, see Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

The following table summarizes our "available for sale" securities (in thousands):

December 31,	2007	2006
Adjusted cost of "available for sale" securities	$ 5,626	$ 4,445
Gross unrealized gains	23,947	22,849
Gross unrealized losses	(1,377)	(1,112)
Fair value of "available for sale" securities	$ 28,196	$ 26,182

Investments in "available for sale" securities with gross unrealized losses as of December 31, 2007 and 2006 have been in a continuous unrealized loss position for less than 12 months. We have the ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of our investment. We believe that these unrealized losses are temporary and accordingly we have not recognized an other-than-temporary impairment related to "available for sale" securities as of December 31, 2007 and 2006.

Our investments in privately held entities as of December 31, 2007 and 2006 totaled approximately $56,126,000 and $48,642,000, respectively. Of these totals, approximately $55,841,000 and $48,013,000 are accounted for under the cost method. The remainder ($285,000 and $629,000 for 2007 and 2006, respectively) are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. As of December 31, 2007 and 2006, there were no unrealized losses in our investments in privately held entities.

Net investment income of approximately $11,700,000, $7,138,000, and $2,294,000 was recognized in 2007, 2006 and 2005, respectively, and is included in other income in the accompanying consolidated statements of income. Net investment income in 2007 consisted of equity in loss of approximately $330,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of approximately $12,216,000, and gross realized losses of approximately $186,000. For the year ended December 31, 2007, approximately $7,620,000 was reclassified from accumulated other comprehensive income to realized gains and is included in other income. Net investment income in 2006 consisted of equity in loss of approximately $632,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of approximately $8,305,000, and gross realized losses of approximately $535,000. Net investment income in 2005 consisted of equity in income of approximately $483,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of approximately $2,433,000, and gross realized losses of approximately $622,000.

Note 5: Secured notes payable

Secured notes payable totaled approximately $1.2 billion as of December 31, 2007 and 2006. Our secured notes payable had weighted average interest rates of approximately 6.08% and 6.21% at December 31, 2007 and 2006, respectively, with maturity dates ranging from January 2008 to August 2016.

Our secured notes payable generally require monthly payments of principal and interest. The total net book values of rental properties, net, properties undergoing development and redevelopment, and land held for development securing debt were approximately $1.9 billion and $1.7 billion at December 31, 2007 and 2006. At December 31, 2007, our secured notes payable were comprised of approximately $902.9 million and $310.0 million of fixed and variable rate debt, respectively, compared to approximately $940.0 million and $234.9 million of fixed and variable rate debt, respectively, at December 31, 2006.

Future principal payments due on secured notes payable as of December 31, 2007, are as follows (dollars in thousands):

Year	Amount	Weighted Average Interest Rate (1)
2008	$ 160,074	6.08%
2009	284,220	6.20
2010	93,259	6.18
2011	108,191	6.04
2012	39,348	6.00
Thereafter	527,812	5.93
Total	$ 1,212,904	

(1) The weighted average interest rate related to payments on our secured notes payable is calculated based upon the outstanding debt as of December 31st of the year immediately preceding the year presented.

Note 6: Unsecured line of credit and unsecured term loan

In May 2007, we entered into an amendment to our amended and restated credit agreement to increase the maximum permitted borrowings under our unsecured credit facilities from $1.4 billion to $1.9 billion, consisting of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million.

Our unsecured line of credit, as amended, bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.50%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period. As of December 31, 2007, we had borrowings of $365 million outstanding on our unsecured line of credit with a weighted average interest rate of approximately 6.07%.

Our unsecured term loan bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.50%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period. As of December 31, 2007, we had borrowings of $750 million outstanding on our unsecured term loan with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 5.84%.

Our unsecured line of credit and our unsecured term loan contain financial covenants that include, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate unsecured borrowings may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered properties. Aggregate unsecured borrowings may increase as we complete the development, redevelopment or acquisition of additional unencumbered properties. As of December 31, 2007, aggregate unsecured borrowings were limited to approximately $2.1 billion.

Note 7: Unsecured convertible notes

In January 2007, we completed a private offering of $460 million of unsecured convertible notes that are due in 2027 (the "Notes") with a coupon of 3.70%. The Notes have an initial conversion rate of approximately 8.4774 common shares per $1,000 principal amount of the Notes. The initial conversion price of approximately $117.96 per share of our common stock represented a premium of 20% based on the last reported sale price of $98.30 per share of our common stock on January 10, 2007. The net proceeds from this offering, after underwriters' discount, were approximately $450.8 million.

Holders of the Notes may convert their Notes into cash and, if applicable, shares of our common stock prior to stated maturity only under the following circumstances: (1) the Notes will be convertible during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) the Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the "Note Measurement Period") in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the Note Measurement Period; (3) the Notes will be convertible upon the occurrence of specified corporate transactions, including a change in control, certain merger or consolidation transactions or the liquidation of the Company; (4) the Notes will be convertible if we call the Notes for redemption; and (5) the Notes will be convertible at any time from, and including, December 15, 2026 until the close of business on the business day immediately preceding January 15, 2027 or earlier redemption or repurchase. As of December 31, 2007, the Notes had a conversion rate of approximately 8.4842 common shares per $1,000 principal amount of the Notes and a conversion price of approximately $117.87 per share of our common stock.

Prior to January 15, 2012, we will not have the right to redeem the Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Holders of the Notes may require us to repurchase their Notes, in whole or in part, on January 15, 2012, 2017 and 2022 for cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Note 8: Interest rate swap agreements

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

SFAS 133, as amended, establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

As of December 31, 2007 and 2006, our interest rate swap agreements were classified in accounts payable, accrued expenses and tenant security deposits and other assets at their fair values aggregating a liability balance of approximately $26.9 million and an asset balance of approximately $1.0 million, respectively, with the offsetting adjustment reflected as unrealized losses and gains in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. For the year ended December 31, 2007, approximately $3.6 million was reclassified from accumulated other comprehensive income to interest expense as a reduction to interest expense. During the next twelve months, we expect to reclassify approximately $6.8 million from accumulated other comprehensive income to interest expense as an increase to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2007 (dollars in thousands):

Transaction Dates	Effective Dates	Termination Dates	Interest Pay Rates	Notional Amounts	Effective at December 31, 2007	Fair Values
December 2004	December 31, 2004	January 2, 2008	3.590%	$ 50,000	$ 50,000	$ 68
December 2004	January 3, 2006	July 1, 2008	3.927	50,000	50,000	156
June 2006	June 30, 2006	September 30, 2009	5.299	125,000	125,000	(3,486)
December 2003	December 29, 2006	October 31, 2008	5.090	50,000	50,000	(437)
December 2005	December 29, 2006	November 30, 2009	4.730	50,000	50,000	(1,016)
December 2005	December 29, 2006	November 30, 2009	4.740	50,000	50,000	(1,026)
December 2006	December 29, 2006	March 31, 2014	4.990	50,000	50,000	(2,244)
December 2006	January 2, 2007	January 3, 2011	5.003	28,500	28,500	(1,021)
April 2004	April 30, 2007	April 30, 2008	4.850	50,000	50,000	(47)
May 2005	June 29, 2007	June 30, 2008	4.400	50,000	50,000	(5)
December 2006	June 29, 2007	October 31, 2008	4.920	50,000	50,000	(367)
October 2007	October 31, 2007	June 30, 2008	4.458	50,000	50,000	(20)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(1,194)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(1,328)
May 2005	November 30, 2007	November 28, 2008	4.460	25,000	25,000	(108)
December 2005	January 2, 2008	December 31, 2010	4.768	50,000	-	(1,459)
May 2005	June 30, 2008	June 30, 2009	4.509	50,000	-	(556)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	-	(1,744)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	-	(1,744)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	-	(646)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	-	(649)
June 2006	October 31, 2008	December 31, 2010	5.340	50,000	-	(1,757)
June 2006	October 31, 2008	December 31, 2010	5.347	50,000	-	(1,764)
May 2005	November 28, 2008	November 30, 2009	4.615	25,000	-	(312)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	-	(1,628)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	-	(1,650)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	-	(935)
Total					$778,500	$ (26,919)

Note 09: Commitments and contingencies

Employee retirement savings plan

We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts, in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to approximately $941,000, $850,000, and $552,000, respectively, for the years ended December 31, 2007, 2006 and 2005. Employees who participate in the plan are immediately vested in their contributions and in the contributions of the company.

Concentration of credit risk

We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2007, we held 391 leases with a total of 323 tenants, and 90 of our 166 properties were each leased to a single tenant. At December 31, 2007, our three largest tenants accounted for approximately 13.4% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held approximately $62.1 million in irrevocable letters of credit available from certain tenants as security deposits for 150 leases as of December 31, 2007.

Commitments

As of December 31, 2007, we were committed under the terms of contracts to complete the construction of properties undergoing development and redevelopment and land held for development at a remaining aggregate cost of approximately $361.4 million.

As of December 31, 2007, we were also committed to fund approximately $18.3 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $33.4 million for certain investments.

As of December 31, 2007, we were committed under the terms of 19 ground leases. These lease obligations totaling approximately $635.2 million have remaining lease terms of 25 to 99 years, exclusive of extension options. In addition, as of December 31, 2007, we were committed under the terms of certain operating leases for our headquarters and field offices. These lease obligations totaling approximately $5.4 million have remaining lease terms of one to five years, exclusive of extension options.

Note 10: Minority interest

Minority interest represents the third party interests in certain entities in which we have a controlling interest and a third party interest in a variable interest entity in which we are the primary beneficiary. These entities own nine properties and two development parcels and are included in our consolidated financial statements. Minority interest is adjusted for additional contributions, distributions to minority holders and the minority holders' proportionate share of the net earnings or losses of each respective entity. Distributions, profits and losses related to these entities are allocated in accordance with the respective operating agreements. As of December 31, 2007, we were the primary beneficiary of a variable interest entity which owns a development parcel with a carrying value of approximately $72.8 million. The development parcel serves as collateral for a non-recourse secured loan of approximately $38.2 million. As of December 31, 2007, the minority interest balance related to this entity was approximately $15.3 million. As of December 31, 2007, the aggregate minority interest balance was approximately $75.5 million and is classified as minority interest in the accompanying consolidated balance sheet.

Note 11: Issuances of common stock

In September 2007, we sold 2,300,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $96.00 per share, resulting in aggregate proceeds of approximately $215 million (after deducting underwriting discounts and other offering costs).

In September 2006, we sold 2,500,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $94.75 per share, resulting in aggregate proceeds of approximately $232.2 million (after deducting underwriting discounts and other offering costs). In June 2006, we sold 3,795,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $84.00 per share, resulting in aggregate proceeds of approximately $303.1 million (after deducting underwriting discounts and other offering costs).

Note 12: Preferred stock and excess stock

Series B cumulative redeemable preferred stock

In January 2002, we completed a public offering of 2,300,000 shares of our 9.10% series B cumulative redeemable preferred stock ("Series B Preferred Stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series B Preferred Stock are cumulative and accrue from the date of issuance. We pay dividends quarterly in arrears at an annual rate of $2.275 per share. Our Series B Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to January 22, 2007, except in order to preserve our status as a REIT. Investors in our Series B Preferred Stock generally have no voting rights.

In February 2007, we called for redemption of our Series B Preferred Stock. The Series B Preferred Stock was redeemed in March 2007 at a redemption price equal to $25.00 per share plus $0.4107639 per share representing accumulated and unpaid dividends to the redemption date. In accordance with EITF Topic D-42, we recorded a charge of approximately $2,799,000 to net income available to common stockholders for costs related to the redemption of the Series B Preferred Stock.

Series C cumulative redeemable preferred stock

In June 2004, we completed a public offering of 5,185,500 shares of our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The proceeds were used to redeem our series A preferred stock with the remaining portion used to pay down our unsecured line of credit. The dividends on our Series C Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C Preferred Stock generally have no voting rights. On or after June 29, 2009, we may, at our option, redeem our Series C Preferred Stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Preferred stock and excess stock authorizations

Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 5,185,500 shares were issued and outstanding as of December 31, 2007. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2007.

Note 13: Stock plan

1997 Stock plan

In 1997, we adopted a stock option and incentive plan (the "Stock Plan") for the purpose of attracting and retaining the highest quality personnel, providing for additional incentives and promoting the success of the company by providing employees the opportunity to acquire common stock pursuant to (1) options to purchase common stock; and (2) share awards. As of December 31, 2007, a total of 973,881 shares were reserved for the granting of future options and share awards under the Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire ten years after the date of grant. We have not granted any stock options since 2002. The options outstanding under the Stock Plan expire at various dates through October 2012.

The fair values of the options issued under the Stock Plan were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2007, 2006 and 2005:

Year Ended December 31,	2007	2006	2005
Risk-free interest rate	3.45%	4.64%	4.34%
Dividend yield	2.52%	2.71%	3.19%
Volatility factor of the expected market price	21.63%	20.83%	21.14%
Weighted average expected life of the options	5.0 years	5.0 years	5.2 years

A summary of the stock option activity under our Stock Plan and related information follows for the years ended December 31, 2007, 2006 and 2005:

	2007		2006		2005	
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	338,680	$38.20	492,016	$34.92	607,331	$35.36
Granted	–	–	–	–	–	–
Exercised	(83,335)	27.16	(153,336)	27.69	(115,315)	37.22
Forfeited	–	–	–	–	–	–
Outstanding at end of year	255,345	$41.80	338,680	$38.20	492,016	$34.92
Exercisable at end of year	255,345	$41.80	338,680	$38.20	492,016	$34.92
Weighted average fair value of options granted		$ –		$ –		$ –

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Range of Exercise Prices	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life
$28.25 – $38.46	$34.99	95,575	2.0
$39.40 – $47.20	43.00	61,866	4.3
$47.69 – $47.69	47.69	97,904	4.5
$28.25 – $47.69	$41.80	255,345	3.5

The aggregate intrinsic value of options outstanding as of December 31, 2007 was approximately $15.3 million.

In addition, the Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock, which (1) may be fully vested upon issuance, or (2) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a one- to three-year period from the date of issuance and the sale of the shares is restricted prior to the date of vesting. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

As of December 31, 2007 and 2006 there were 457,956 and 444,349, respectively, nonvested share awards outstanding. During 2007, we granted 294,376 shares of common stock, 275,487 share awards vested and 5,282 shares were forfeited. During 2006, we granted 286,569 shares of common stock, 105,782 share awards vested and 7,975 shares were forfeited. During 2005, we granted 162,387 shares of common stock, 52,143 share awards vested and 300 shares were forfeited. The weighted average grant-date fair value of share awards granted during 2007 was approximately $102.33 per share and the total fair value of share awards vested, based on the market price on the vesting date, was approximately $26.7 million. As of December 31, 2007, there was $33.8 million of unrecognized compensation related to nonvested share awards under the Stock Plan, which is expected to be recognized over a weighted average period of approximately one year. Capitalized stock compensation was approximately $8,677,000, $3,741,000 and $1,602,000 in 2007, 2006 and 2005, respectively, and is included as a reduction of general and administrative costs in the accompanying consolidated statements of income.

Note 14: Non-cash transactions

During the year ended December 31, 2007, our non-cash transaction related to the acquisition of one property located in the Eastern Massachusetts market. During the year ended December 31, 2006, our non-cash transactions related to the acquisition of seven properties in one transaction located in the Eastern Massachusetts market and the acquisition of one land parcel in a second unrelated transaction located in the San Francisco Bay market. During the year ended December 31, 2005, our non-cash transactions related to acquisitions of seven properties, in seven separate unrelated transactions, located in the San Francisco Bay, Suburban Washington, D.C., Eastern Massachusetts, Seattle and Canada markets.

The following table summarizes these transactions (in thousands):

Year Ended December 31,	2007	2006	2005
Aggregate purchase price	$150,000	$ 608,363	$ 55,400
Minority interest	–	36,898	–
Notes payable	57,900	232,525	31,853
Cash paid for the properties	$ 92,100	$ 338,940	$ 23,547

Note 15: Discontinued operations

The following is a summary of operations and net assets of the properties included in discontinued operations presented in compliance with SFAS 144 (in thousands):

Year Ended December 31,	2007	2006	2005
Total revenue	$ 2,690	$ 8,444	$ 12,605
Operating expenses	1,245	2,344	3,243
Revenue less operating expenses	1,445	6,100	9,362
Depreciation	859	1,606	2,510
Income before gain/loss on sales of property	586	4,494	6,852
Gain/loss on sales of property	7,976	59	36
Income from discontinued operations, net	$ 8,562	$ 4,553	$ 6,888

December 31,	2007	2006
Properties held for sale, net	$30,331	$ 6,160
Other assets	71	1,156
Total assets	$30,402	$ 7,316
Total liabilities	62	–
Net assets of discontinued operations	$30,340	$ 7,316

Income from discontinued operations, net for 2007 includes the results of operations of two properties that were designated as "held for sale" as of December 31, 2007, and four land parcels and four properties sold during 2007. Income from discontinued operations, net for 2006 includes the results of operations of two properties that were designated as "held for sale" as of December 31, 2007, four properties and four land parcels sold during 2007, and three properties sold during 2006. Income from discontinued operations, net for 2005 reflects the results of operations of two properties that were designated as "held for sale" as of December 31, 2007, four properties and four land parcels sold during 2007, three properties sold during 2006 and one property sold during 2005. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

Note 16: Quarterly financial data (unaudited)

The following is a summary of consolidated financial information on a quarterly basis for 2007 and 2006 (in thousands, except per share amounts):

	Quarter			
	First	Second	Third	Fourth
2007				
Revenues	$ 96,583	$ 95,388	$ 103,773	$ 109,616
Net income available to common stockholders	$ 15,108	$ 21,334	$ 20,186	$ 22,277
Earnings per share:				
Basic	$ 0.52	$ 0.73	$ 0.69	$ 0.71
Diluted	$ 0.52	$ 0.73	$ 0.68	$ 0.70
2006				
Revenues	$ 66,800	$ 68,711	$ 83,361	$ 91,907
Net income available to common stockholders	$ 12,733	$ 13,139	$ 14,942	$ 16,512
Earnings per share:				
Basic	$ 0.57	$ 0.57	$ 0.57	$ 0.57
Diluted	$ 0.56	$ 0.57	$ 0.56	$ 0.57

Note 17: Subsequent events

In January 2008, we sold one property which was classified as held for sale as of December 31, 2007. In addition, in February 2008, we sold four properties. The assets sold in February 2008 did not meet the criteria for designation as "held for sale" until 2008. The aggregate sales price for the properties sold in 2008 was approximately $63.5 million.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Alexandria Real Estate Equities, Inc. and Subsidiaries

OUR COMMON STOCK is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE". On February 26, 2008, there were approximately [illegible]63 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of CEDE & Co.). The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to each such period.

Period	High	Low	Per Share Distribution
2007			
Fourth Quarter	$107.45	$88.98	$0.78
Third Quarter	$103.93	$83.73	$0.76
Second Quarter	$112.17	$96.13	$0.76
First Quarter	$116.23	$97.26	$0.74
2006			
Fourth Quarter	$105.45	$92.60	$0.74
Third Quarter	$ 99.35	$88.09	$0.72
Second Quarter	$ 95.70	$81.52	$0.70
First Quarter	$ 98.00	$79.46	$0.70

Directors and Officers

Alexandria Real Estate Equities, Inc. and Subsidiaries

Board of Directors

Joel S. Marcus
Chairman and Chief Executive Officer
Alexandria Real Estate Equities, Inc.

James H. Richardson
President
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International Inc.
& Realty Capital International LLC

John L. Atkins, III
Chairman and Chief Executive Officer
O'Brien/Atkins Associates, PA

Richard H. Klein, CPA
Founder and Chief Executive Officer
Chefmakers Cooking Academy LLC

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

Alan G. Walton
Ph.D., D.Sc. Senior General Partner
Oxford BioScience Partners

Chairman Emeritus

Jerry M. Sudarsky

Executive Officers

Joel S. Marcus
Chief Executive Officer

James H. Richardson
President

Peter J. Nelson
Secretary

Dean A. Shigenaga
Chief Financial Officer

Corporate Information

Alexandria Real Estate Equities, Inc. and Subsidiaries

Common Stock
Listed on the New York Stock Exchange
Symbol ARE

Corporate Offices
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 578-0777

Transfer Agent
American Stock Transfer and
Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100

Legal Counsel
Morrison & Foerster LLP
Los Angeles, California

Independent Registered
Public Accounting Firm
Ernst & Young LLP
Los Angeles, California

Annual Meeting
The annual meeting will be held at 11 AM, May 22, 2008, at the Langham Huntington Hotel & Spa, 1401 S. Oak Knoll Avenue, Pasadena, California.

SEC Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge, upon written request to:

Alexandria Real Estate Equities, Inc.
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 396-4828
www.labspace.com

DESIGN Opto Design CONSULTING DESIGNERS Camilla R. Marcus, Kelly Atkins PRINTING ColorGraphics
ILLUSTRATION Peter Krämer, Camilla R. Marcus, Bryan Christie Design, Joel Peter Johnson PHOTOGRAPHY Tom Tracy, Michael Grecco, Eric Staudenmaier



ALEXANDRIA.